     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

           On October 31, 2006, The PNC Financial Services Group, Inc. (“PNC”) issued the attached press release and supplementary information announcing its earnings and business for the quarter ended September 30, 2006, and presentation materials from an accompanying presentation to investors.

MEDIA:
Brian E. Goerke
(412) 762-4550
corporate.communications@pnc.com

INVESTORS:
William H. Callihan
(412) 762-8257
investor.relations@pnc.com

PNC POSTS RECORD EARNINGS OF $5.01 PER SHARE
– Adjusted EPS of $1.28 excludes BlackRock transaction and balance sheet repositioning –

     PITTSBURGH, Oct. 31, 2006 – The PNC Financial Services Group, Inc. (NYSE: PNC) today reported record net income of $1.5 billion, or $5.01 per diluted share, for the third quarter of 2006 compared with net income of $334 million, or $1.14 per diluted share, in the third quarter of 2005 and net income of $381 million, or $1.28 per diluted share, in the prior quarter. For the first nine months of 2006, the company earned net income of $2.2 billion, or $7.46 per diluted share, compared with net income of $970 million, or $3.35 per diluted share, for the first nine months of 2005.

     Third quarter 2006 net income included a $1.3 billion after-tax gain from the BlackRock/Merrill Lynch Investment Managers (MLIM) transaction and the after-tax impact of merger integration costs of $31 million. The period also included after-tax losses of $127 million and $31 million, respectively, arising from the previously announced repositioning of PNC’s securities and mortgage loan portfolios. Excluding these items, PNC’s adjusted net income for the quarter was $380 million, or $1.28 per diluted share.

     “PNC delivered strong adjusted earnings of $1.28 per share for the third quarter,” said Chairman and Chief Executive Officer James E. Rohr. “Also, we recognized a $1.6 billion increase in capital as a result of the BlackRock/MLIM transaction. This capital provides us with an extraordinary opportunity to grow our franchise through the acquisition of Mercantile Bankshares Corporation, continuing our expansion in the highly desirable and affluent Mid-Atlantic region.”

HIGHLIGHTS

  In the third quarter, PNC launched a campaign to increase awareness of its Banking Made Easy initiative. It kicked off with high-visibility television advertising introducing PNC as the first major bank to offer its customers access to free ATMs worldwide. The offer is part of PNC’s effort to improve the customer experience and increase deposit market share. It also includes refined checking products and a PNC credit card.

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PNC Posts Record Earnings of $5.01 per Share – Page 2

  Average loans for the third quarter of 2006 increased $888 million, or 2 percent, compared with the third quarter 2005. Average loans increased $3.0 billion, or 6 percent, compared with the prior year third quarter excluding the $2.1 billion of average loans in the prior year period related to Market Street Funding, PNC’s commercial paper conduit that was deconsolidated in October 2005. Loan growth was primarily a result of increased commercial loans, commercial real estate loans and residential mortgage loans.
  Average deposits for the third quarter increased $5.0 billion, or 8 percent, compared with the same quarter in the prior year, primarily the result of an increase in money market deposits, retail certificates of deposit, Eurodollar deposits and noninterest- bearing deposits.
  Asset quality remained very strong. Nonperforming assets declined, with the ratio of nonperforming assets to loans, loans held for sale and foreclosed assets declining to .36 percent from .44 in the previous quarter.
  Upon the close of the BlackRock/MLIM transaction on September 29, the carrying value of PNC’s investment in BlackRock increased to $3.8 billion, reflecting the increase in BlackRock’s equity resulting from the transaction. Based on BlackRock’s closing market price of $149 per common share on that date, the market value of PNC’s BlackRock investment was approximately $6.6 billion. As such, another $2.8 billion of value is not recognized in PNC’s investment account.
  On October 9, PNC announced a definitive agreement to acquire Baltimore-based Mercantile Bankshares Corporation. The transaction is expected to close in the first quarter of 2007, subject to regulatory and Mercantile shareholder approval. It will substantially increase PNC’s presence in the Mid-Atlantic region, including, for the first time, the Baltimore metropolitan area.

     Return on average common shareholders’ equity was 65.94 percent for the quarter, 16.88 percent as adjusted. Return on average common shareholders’ equity was 16.13 percent in the year-earlier quarter and 17.49 percent in the second quarter of 2006. Return on average common shareholders’ equity for the nine months ended September 30, 2006 was 33.87 percent, 17.26 percent as adjusted. It was 16.49 percent for the nine months ended September 30, 2005.

     As described on page 8 of the news release, the Consolidated Financial Highlights accompanying this news release include several new and reformatted schedules to reconcile the reported and adjusted results, including adjusted results referred to in this news release, and to provide proforma information illustrating the impact of the equity method of accounting for BlackRock.

BUSINESS SEGMENT RESULTS

Retail Banking

Retail Banking earned $206 million for the quarter, compared with $176 million for the year-ago quarter and $185 million for the second quarter of 2006. Compared with the prior year third quarter, revenue increased 7 percent, while noninterest expense increased only 2 percent, driving a 17 percent increase in earnings and creating positive operating leverage.

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PNC Posts Record Earnings of $5.01 per Share – Page 3

     Third quarter earnings increased 11 percent compared to the prior quarter, with the increase driven by higher revenue and lower expenses as the business maintained its focus on expense management and lower provision for credit losses as asset quality remained very strong.

Retail Banking highlights:

  Operating leverage was positive when compared with the prior year quarter and the linked quarter. The efficiency ratio was 57 percent for the current quarter, compared with 60 percent in the prior year third quarter and 58 percent in the second quarter 2006.
  Customer growth continued. Checking relationships grew by a net 37,000 compared with a year ago and by a net 2,000 since June 30, 2006, as PNC focused on consolidating low-activity, low-balance accounts and sought higher quality relationships.
  Average deposit balances increased $2.0 billion, or 5 percent, compared with the prior year third quarter and $272 million from the prior quarter. In the current rising rate environment, certificates of deposit and money market deposits have been the major growth products over the periods of comparison.
  Assets under management were $52 billion at September 30, 2006, an increase of $2 billion or 4 percent compared with both September 30, 2005 and June 30, 2006. Customer assets in brokerage accounts totaled $44 billion at September 30, 2006 compared with $42 billion at September 30, 2005 and $43 billion at June 30, 2006.
  Noninterest income for the third quarter of 2006 increased $31 million, or 9 percent, compared with the prior year quarter and $6 million, or 2 percent, compared with the second quarter of 2006. The growth in fee income from the prior year third quarter was driven by customer growth, expansion of the branch network, consolidation of the merchant services business, various pricing actions resulting from the One PNC initiative, increased third-party loan servicing activities and increased distribution of investment products.
  Noninterest expense for the third quarter of 2006 increased $7 million, or 2 percent, compared with the prior year third quarter and declined $4 million, or 1 percent, compared with the second quarter of 2006. The growth in expenses from the prior year was the result of the continued expansion of the branch network, private client group, third-party loan servicing activities, and investments in various branding initiatives along with the launch of a refined set of checking products and a PNC credit card.
  Small business lending continues to be an area of growth; balances grew 13 percent over the prior year quarter and 3 percent over the linked quarter.

Corporate & Institutional Banking

Corporate & Institutional Banking earned $113 million in the third quarter, compared with $118 million in the third quarter of the prior year and $116 million in the second quarter of 2006. The decrease when compared with the third quarter of 2005 was largely the result of an increase in the provision for credit losses. The increase in noninterest revenue and expense was driven by the acquisition of Harris Williams.

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PNC Posts Record Earning of $5.01 per Share – Page 4

     The earnings decrease compared with the second quarter of 2006 was primarily attributable to a decrease in other income, including decreases in trading income and net gains on commercial mortgage loan sales, partly offset by higher net interest income from deposit growth, a lower provision resulting from improved asset quality and lower noninterest expense. This business has been very successful in adding new customers, managing the risk and return of credit products, growing fee income and controlling expenses.

Corporate & Institutional Banking highlights:

  Average loan balances decreased $440 million from the prior year third quarter. The prior year included $2.1 billion in loans from Market Street, which was deconsolidated in October 2005. Excluding the impact of the Market Street loans, average loan balances increased approximately $1.7 billion, or 9 percent, primarily driven by demand for commercial real estate loans, commercial real-estate related loans and asset-based lending.
  Average deposit balances for the quarter increased $955 million, or 10 percent, compared with the third quarter of 2005. On a linked quarter basis, average deposits increased $1.0 billion or 10 percent, contributing to a 5 percent growth in net interest income. Both increases were driven by growth in deposits related to the commercial mortgage servicing portfolio and treasury management products.
  The commercial mortgage servicing portfolio was $180 billion at September 30, 2006, an increase of 43 percent from September 30, 2005 and 19 percent from June 30, 2006.
  Asset quality continues to be very strong with nonperforming assets decreasing 25 percent compared with the linked quarter.

BlackRock

BlackRock reported net income of $19 million for the third quarter of 2006, compared with $61 million in the third quarter of 2005 and $63 million in the second quarter of 2006. BlackRock’s reported net income includes after-tax MLIM integration costs of $44 million in the third quarter of 2006 and $8 million in the second quarter of 2006. The BlackRock segment earned $63 million in the third quarter, an increase of $2 million compared with the third quarter of 2005 and a decrease of $8 million compared with the second quarter of 2006, excluding the impact of MLIM integration costs in those periods. The increase compared with the third quarter of 2005 was a result of higher investment and advisory fees due to growth in assets under management, partly offset by lower nonoperating income, due principally to unrealized losses on energy-related investments. The decrease compared with the second quarter of 2006 was largely a result of lower performance fees, partly offset by decreased expense. Second quarter 2006 benefited from energy-related performance fees.

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PNC Posts Record Earnings of $5.01 per Share– Page 5

     Prior to the September 29, 2006 closing of the MLIM acquisition, PNC owned approximately 69 percent of BlackRock. Accordingly, PNC’s Consolidated Income Statement for the third quarter and first nine months of 2006 continued to reflect PNC’s ownership interest in BlackRock’s net income on a consolidated basis through the closing date. Approximately 31 percent of BlackRock’s earnings were recognized as minority interest expense in the Corporation’s Consolidated Income Statement and are reflected on a separate line in the Business Earnings Summary table in the Consolidated Financial Highlights.

Upon closing of the MLIM acquisition, PNC owned approximately 34 percent of BlackRock. In accordance with generally accepted accounting principles, PNC deconsolidated BlackRock as of that date and, going forward, will account for BlackRock’s earnings contribution using the equity method. BlackRock’s net earnings contribution will be noted on a separate line on the income statement titled, “BlackRock Investment.”

PFPC

PFPC earned $40 million for the quarter, compared with $28 million in the year-earlier period and $26 million in the linked quarter. The earnings increases from the third quarter of 2005 and the second quarter of 2006 were the result of a $14 million reversal of deferred taxes related to earnings from foreign subsidiaries. The reversal resulted from a management decision to permanently reinvest earnings of the subsidiaries in foreign countries. Third quarter 2005 earnings included a $3 million tax benefit identified as part of the One PNC initiative. This business is investing in high growth areas, including managed accounts services and offshore servicing.

     PFPC provided accounting/administration services for $774 billion of net fund assets and provided custody services for $399 billion of fund assets as of September 30, 2006, compared with $793 billion and $475 billion respectively on September 30, 2005 and $743 billion and $389 billion respectively at June 30, 2006. Total fund assets serviced by PFPC were $2.0 trillion at September 30, 2006, which represented an increase over the asset servicing levels of $1.8 trillion at September 30, 2005 and $1.9 trillion at June 30, 2006.

Other

The “Other” category includes the gain on the BlackRock/MLIM transaction, BlackRock/MLIM integration costs, One PNC implementation costs, asset and liability management activities, related net securities gains or losses, certain trading activities, equity management activities, differences between business segment performance reporting and financial statement (GAAP) reporting, corporate overhead, and intercompany eliminations.

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PNC Posts Record Earnings of $5.01 per Share – Page 6

     PNC recorded earnings of $1.1 billion in Other for the quarter largely as a result of the $1.3 billion gain on the BlackRock/MLIM transaction, partly offset by the $127 million after-tax securities portfolio rebalancing loss, $31 million after-tax and minority interest in BlackRock/MLIM integration costs and a $31 million after-tax loss on the mortgage loan portfolio repositioning.

CONSOLIDATED REVENUE REVIEW

Taxable-equivalent net interest income totaled $574 million for the quarter, an increase of $8 million compared with $566 million in the year-earlier period and up 2 percent compared with $562 million in the second quarter of 2006. The net interest margin in the third quarter of 2006 was 2.89 percent, compared with 2.96 percent in the year-earlier period and 2.90 percent in the second quarter of 2006. The increase in net interest income over the same quarter in the prior year and the linked quarter was largely the result of increased revenue from earning assets, partially offset by the higher cost of deposits and borrowings. The Consolidated Financial Highlights accompanying this news release include a reconciliation of taxable-equivalent net interest income to net interest income as reported under GAAP.

     Noninterest income totaled $2.9 billion for the third quarter of 2006 compared with $1.1 billion for the same quarter in the prior year, and $1.2 billion in the second quarter of 2006. The increase compared with the third quarter of 2005 was due to the $2.1 billion net gain from the BlackRock/MLIM transaction, partly offset by the $244 million aggregate impact of the balance sheet repositioning activities and lower equity management and trading revenue. Customer-driven fee revenue increased compared with the year earlier period, including a 17 percent increase in consumer services and a 30 percent increase in corporate services. The change compared with the prior quarter was the result of the net gain on the BlackRock/MLIM transaction, the aggregate impact of the balance sheet repositioning activities, decreased asset management revenues related to lower BlackRock performance fees, and lower equity management and trading revenues. The third quarter of 2006 also included a $20 million loss related to the accounting for hedges on trust preferred securities.

CONSOLIDATED EXPENSE REVIEW

Noninterest expense for the three months ended September 30, 2006 was $1.2 billion, up 2 percent compared with the third quarter of 2005. Noninterest expense increased 3 percent compared with $1.1 billion in the second quarter of 2006. The increases compared with both quarters were driven by $72 million of integration costs associated with the BlackRock/MLIM transaction. Disciplined expense control continues to be a high priority.

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PNC Posts Record Earnings of $5.01 per Share – Page 7

CONSOLIDATED BALANCE SHEET REVIEW

Total assets were $98.4 billion at September 30, 2006, a 6 percent increase compared with $93.2 billion at September 30, 2005, and a 4 percent increase compared with June 30, 2006. The increases compared with both prior dates reflected a $1.8 billion increase related to the impact of the BlackRock/MLIM transaction on PNC and growth in loans and securities, partially offset by the balance sheet repositioning and the deconsolidation of Market Street Funding in October of 2005. More information on the balance sheet impact of the BlackRock/MLIM transaction is provided on page 17.

     Average loans of $50.3 billion for the quarter increased $888 million, or 2 percent, over the year-earlier period and $402 million, or 1 percent, over the linked period. Average loans increased $3.0 billion, or 6 percent, compared with the prior year third quarter excluding the $2.1 billion of average loans in the prior year period related to Market Street Funding, PNC’s commercial paper conduit that was deconsolidated in October 2005. The increase over the third quarter of 2005 on an adjusted basis was driven by continued improvements in loan demand and targeted sales efforts across PNC’s banking business. The increase over the linked quarter was primarily the result of an increase in commercial, commercial real estate and consumer loans.

     Average securities for the third quarter of 2006 were $21.7 billion, an increase of $1.3 billion, or 6 percent, compared with the third quarter of 2005, and average securities increased $283 million compared with the linked quarter. The company continues to invest through the interest rate cycle.

      Average deposits of $64.6 billion increased $5.0 billion, or 8 percent, compared with the same quarter in the prior year, and increased $2.0 billion, or 3 percent, compared with the linked quarter. Average deposits increased largely as a result of the increases in money market deposits, retail certificates of deposit, and Eurodollar deposits. Demand and other noninterest-bearing deposits increased $811 million, or 6 percent year over year, largely as a result of deposits attributed to the commercial mortgage servicing portfolio at Midland.

     PNC’s Tier 1 risk-based capital ratio was an estimated 10.4 percent at September 30, 2006, compared with 8.4 percent at September 30, 2005 and 8.8 percent at June 30, 2006. The BlackRock/MLIM transaction increased capital by $1.6 billion. The increase resulted from the $1.3 billion after-tax gain and $.3 billion of increase to additional paid-in capital.

     The company repurchased 1.9 million common shares during the third quarter under its current common stock repurchase program. The board has authorized a repurchase of up to 20 million shares of common stock, of which approximately 15.8 million remained at the end of the third quarter. Management believes that PNC will have the capacity to engage in, and currently expects to actively engage in, share repurchase activity for the foreseeable future, subject to normal limitations posed by the pending Mercantile transaction.

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PNC Posts Record Earnings of $5.01 per Share – Page 8

      Under the terms of its definitive agreement to acquire Mercantile Bankshares Corporation, which is subject to regulatory and other approvals, PNC plans to issue 52.5 million shares of common stock and pay Mercantile shareholders and option holders $2.13 billion in cash upon close of the transaction.

ASSET QUALITY REVIEW

Overall asset quality remained very strong as the company continued to focus on lending that meets prudent risk-reward parameters. The provision for credit losses for both the third quarter of 2006 and 2005 was $16 million and was $44 million for the second quarter of 2006. The decrease in the provision compared with the linked quarter was primarily due to improved asset quality. Nonperforming assets were $191 million, a decrease of $40 million compared with the prior period.

     Net charge-offs were $47 million, or .37 percent of average loans, for the quarter compared with net charge-offs of $15 million in the third quarter of 2005 and net charge-offs of $30 million in the linked quarter. The increase in net charge-offs compared with the third quarter of 2005 and the second quarter of 2006 was the result of a single large overdraft from the second quarter of 2006. The overdraft is now fully charged-off.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Consolidated Financial Highlights accompanying this news release include: (1) adjusted results for the third quarter and first nine months 2006, illustrating the impact of certain 2006 items due to the magnitude of the aggregate of those items (2) a reconciliation of these adjusted amounts to net income, components of net income, diluted earnings per share and certain ratios as reported under generally accepted accounting principles (GAAP), and to GAAP condensed, consolidated income statements, (3) a supplemental schedule illustrating the impact of the equity method of accounting for BlackRock on them, and (4) information regarding the impact of BlackRock’s deconsolidation, effective September 29, 2006, and other adjustments to the equity method of accounting on the consolidated balance sheet. The absence of adjusted amounts for other periods discussed in this news release is not intended to imply that there could not have been other similar types of adjustments for these periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.

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PNC Posts Record Earnings of $5.01 per Share – Page 9

CONFERENCE CALL AND SUPPLEMENTAL FINANCIAL INFORMATION

PNC Chairman and Chief Executive Officer James E. Rohr and Chief Financial Officer Richard J. Johnson will hold a conference call for investors today at 9 a.m. Eastern Time regarding the topics addressed in this release and the related financial supplement. Investors should call five to 10 minutes before the start of the conference call at (800) 990-2718 or (706) 643-0187 (international). A slide presentation to accompany the conference call remarks may be found at www.pnc.com under “About PNC – Investor Relations – Investor Events.” A taped replay of the call will be available for one week at (800) 642-1687 or (706) 645-9291 (international); enter conference ID 7211664.

     In addition, Internet access to the call (listen only) and to PNC’s third quarter earnings release and supplemental financial information will be available at www.pnc.com under “About PNC –Investor Relations – Investor Events.” A replay of the webcast will be available on PNC’s Web site for 30 days.

     The PNC Financial Services Group, Inc. (www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this news release and in the conference call regarding this news release, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding these factors in our Form 10-K for the year ended December 31, 2005 and in our current year Form 10-Qs, including in the Risk Factors and Risk Management sections of those reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this news release or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at www.pnc.com under “About PNC – Investor Relations.”

  Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers’ financial performance, as well as changes in customer preferences and behavior, including as a result of changing economic conditions.
  The value of our assets and liabilities as well as our overall financial performance are affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
  Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

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PNC Posts Record Earnings of $5.01 per Share – Page 10

  Our ability to implement our One PNC initiative, as well as other business initiatives and strategies we may pursue, could affect our financial performance over the next several years.
  Our ability to grow successfully through acquisitions is impacted by a number of risks and uncertainties related both to the acquisition transactions themselves and to the integration of the acquired businesses into PNC after closing. These uncertainties are present in transactions such as our pending acquisition of Mercantile Bankshares Corporation.
  Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
  Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
  Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
  The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can also impact our business and operating results.
  Our business and operating results can be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
  Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2005 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.

In addition, our pending acquisition of Mercantile Bankshares presents us with a number of risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired businesses into PNC after closing. These risks and uncertainties include the following:

  Completion of the transaction is dependent on, among other things, receipt of regulatory and Mercantile shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.
  The transaction may be substantially more expensive to complete (including the integration of Mercantile’s businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.
  The integration of Mercantile’s business and operations into PNC, which will include conversion of Mercantile’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Mercantile’s or PNC’s existing businesses.

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PNC Posts Record Earnings of $5.01 per Share – Page 11

  The anticipated benefits to PNC are dependent in part on Mercantile’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Mercantile’s performance (with respect to Mercantile, see Mercantile’s SEC reports, accessible on the SEC’s website) or due to factors related to the acquisition of Mercantile and the process of integrating it into PNC.

In addition to the pending Mercantile Bankshares transaction, we grow our business from time to time by acquiring other financial services companies. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs and expenses arising as a result of those issues.

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

TABULAR MATERIAL FOLLOWS

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.				Page 12

		Three months ended

Dollars in millions, except per share data	September 30, 2006		June 30	September 30

Unaudited	As Reported	As Adjusted (a)	2006	2005

FINANCIAL PERFORMANCE

Revenue
Net interest income (taxable-equivalent basis) (b)	$574	$574	$562	$566
Noninterest income	2,943	1,109	1,230	1,116

Total revenue	$3,517	$1,683	$1,792	$1,682

Net income	$1,484	$380	$381	$334

Diluted earnings per common share	$5.01	$1.28	$1.28	$1.14
Cash dividends declared per common share	$.55	$.55	$.55	$.50

SELECTED RATIOS

Net interest margin	2.89%	2.89%	2.90%	2.96%
Noninterest income to total revenue (c)	84	66	69	67
Efficiency (d)	34	66	64	69
Return on:
Average common shareholders’ equity	65.94%	16.88%	17.49%	16.13%
Average assets	6.17	1.58	1.64	1.45

		Nine months ended

Dollars in millions, except per share data	September 30, 2006		September 30

Unaudited	As Reported	As Adjusted (a)	2005

FINANCIAL PERFORMANCE

Revenue
Net interest income (taxable-equivalent basis) (b)	$1,699	$1,699	$1,619
Noninterest income	5,358	3,524	3,019

Total revenue	$7,057	$5,223	$4,638

Net income	$2,219	$1,123	$970

Diluted earnings per common share	$7.46	$3.77	$3.35
Cash dividends declared per common share	$1.60	$1.60	$1.50

SELECTED RATIOS

Net interest margin	2.92%	2.92%	2.99%
Noninterest income to total revenue (c)	76	68	65
Efficiency (d)	50	65	69
Return on:
Average common shareholders’ equity	33.87%	17.13%	16.49%
Average assets	3.17	1.60	1.48

Certain prior period amounts included in these Consolidated Financial Highlights have been reclassified to conform with the current period presentation.

(a)	Amounts adjusted for the impact of certain 2006 items for informational purposes due to the magnitude of the aggregate of such adjustments for these periods. Reconciliations of these amounts to net income, diluted earnings per share and selected ratios reported on a generally accepted accounting principles ("GAAP") basis are included on page 13. Reconciliations of noninterest income as reported (GAAP basis) to adjusted amounts are included on page 14. The absence of adjusted amounts for the other periods presented in these tables is not intended to imply that there could not have been other similar types of adjustments for those periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown for the three month and nine month periods ended September 30, 2006.

(b)	See Reconciliation of Net Interest Income on a GAAP Basis to Taxable-Equivalent Net Interest Income on page 14.

(c)	Calculated as noninterest income divided by the sum of net interest income (GAAP basis) and noninterest income.

(d)	Calculated as noninterest expense divided by the sum of net interest income (GAAP basis) and noninterest income.

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.						Page 13

RECONCILIATION OF GAAP NET INCOME, DILUTED EPS
AND SELECTED RATIOS TO ADJUSTED AMOUNTS (a)

Dollars in millions, except per share data	Three months ended September 30, 2006			Nine months ended September 30, 2006
Unaudited	Adjustments,	Net	Diluted	Adjustments,	Net	Diluted
	Pretax	Income	EPS Impact	Pretax	Income	EPS Impact

Net income, GAAP basis		$1,484	$5.01		$2,219	$7.46
Adjustments:
Gain on BlackRock transaction*	(2,078)	(1,293)	(4.36)	(2,078)	(1,293)	(4.35)
Securities portfolio rebalancing loss *	196	127	0.43	196	127	0.43
BlackRock/MLIM transaction integration costs**	72	31	0.10	91	39	0.13
Mortgage loan portfolio repositioning loss*	48	31	0.10	48	31	0.10

Net income, as adjusted		$380	$1.28		$1,123	$3.77

*	Included in noninterest income on a pretax basis.

**	Included in noninterest expense on a pretax basis.

	Three months ended	Nine months ended
	September 30	September 30
	2006	2006

Noninterest income to total revenue, GAAP basis	84%	76%
Pretax impact of adjustments	(18)	(8)

Noninterest income to total revenue, as adjusted	66%	68%

Efficiency, GAAP basis	34%	50%
Pretax impact of adjustments	32	15

Efficiency, as adjusted	66%	65%

Return on:
Average common shareholders’ equity, GAAP basis	65.94%	33.87%
After-tax impact of adjustments	(49.06)	(16.74)

Average common shareholders’ equity, as adjusted	16.88%	17.13%

Average assets, GAAP basis	6.17%	3.17%
After-tax impact of adjustments	(4.59)	(1.57)

Average assets, as adjusted	1.58%	1.60%

(a)	The tables above represent reconciliations of certain GAAP disclosures to adjusted amounts for the three months and nine months ended September 30, 2006. We have provided these adjusted amounts and reconciliations so that shareholders, investor analysts, regulators and others will be better able to evaluate the impact of certain significant predominantly third quarter items on our GAAP results for the three months and nine months ended September 30, 2006. This information supplements our results as reported in accordance with GAAP and should not be viewed in isolation from, or as a substitute for, our GAAP results. Our Current Reports on Form 8-K dated September 8, 2006, September 22, 2006 and September 29, 2006 include additional information regarding our securities portfolio rebalancing, mortgage loan portfolio repositioning and BlackRock/MLIM transaction accounting, respectively.

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.					Page 14

RECONCILIATION OF GAAP CONDENSED CONSOLIDATED
INCOME STATEMENT TO ADJUSTED AMOUNTS (a)
			Three months ended

Dollars in millions		September 30, 2006		June 30	September 30

Unaudited	As Reported	Adjustments (a)	As Adjusted (a)	2006	2005

Net interest income	$567		$567	$556	$559
Provision for credit losses	16		16	44	16
Noninterest income	2,943	$(1,834)	1,109	1,230	1,116
Noninterest expense	1,178	(72)	1,106	1,149	1,159

Income before minority and noncontrolling
interests and income taxes	2,316	(1,762)	554	593	500
Minority and noncontrolling interests in
income (loss) of consolidated entities	(5)	14	9	15	14
Income taxes	837	(672)	165	197	152

Net income	$1,484	$(1,104)	$380	$381	$334

		Nine months ended

Dollars in millions		September 30, 2006		September 30

Unaudited	As Reported	Adjustments (a)	As Adjusted (a)	2005

Net interest income	$1,679		$1,679	$1,599
Provision for (recoveries of) credit losses	82		82	(3)
Noninterest income	5,358	$(1,834)	3,524	3,019
Noninterest expense	3,498	(91)	3,407	3,199

Income before minority and noncontrolling
interests and income taxes	3,457	(1,743)	1,714	1,422
Minority and noncontrolling interests in
income of consolidated entities	23	18	41	29
Income taxes	1,215	(665)	550	423

Net income	$2,219	$(1,096)	$1,123	$970

(a)	See page 13 for additional information. We have included adjusted amounts as additional, supplemental information in the tables on this page 14 for the three month and nine month periods ended September 30, 2006 only because of the magnitude of the aggregate of such adjustments for these periods. The absence of adjusted amounts for the other periods presented in these tables is not intended to imply that there could not have been other similar types of adjustments for those periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown for the three month and nine month periods ended September 30, 2006.

RECONCILIATION OF NET INTEREST INCOME ON A GAAP BASIS TO TAXABLE-EQUIVALENT NET INTEREST INCOME

The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income on other taxable investments. This adjustment is not permitted under GAAP in the Consolidated Income Statement.

The following is a reconciliation of net interest income as reported in the Consolidated Income Statement to net interest income on a taxable-equivalent basis (in millions):

		Three months ended		Nine months ended

	September 30	June 30	September 30	September 30	September 30
	2006	2006	2005	2006	2005

Net interest income, GAAP basis	$567	$556	$559	$1,679	$1,599
Taxable-equivalent adjustment	7	6	7	20	20
Net interest income,

taxable-equivalent basis	$574	$562	$566	$1,699	$1,619

Consolidated Financial Highlights

The PNC Financial Services Group, Inc.					Page 15

		Three months ended		Nine months ended

In millions	September 30	June 30	September 30	September 30	September 30
Unaudited	2006	2006	2005	2006	2005

BUSINESS EARNINGS SUMMARY (a)
Retail Banking	$206	$185	$176	$581	$487
Corporate & Institutional Banking	113	116	118	334	372
BlackRock (b) (c)	63	71	61	209	167
PFPC	40	26	28	93	75

Total business segment earnings	422	398	383	1,217	1,101
Minority interest in income of BlackRock	(20)	(21)	(19)	(64)	(51)
Other (c) (d)	1,082	4	(30)	1,066	(80)

Total consolidated net income (e)	$1,484	$381	$334	$2,219	$970

(a) This summary also serves as a reconciliation of total earnings for all business segments to total consolidated net income. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change.

(b) Our ownership interest in BlackRock was approximately 69% -70% for all periods presented. Effective September 29, 2006, PNC's ownership interest in BlackRock dropped to approximately 34%.

(c ) BlackRock reported GAAP earnings of $19 million and $63 million for the three months ended September 30, 2006 and June 30, 2006, respectively, and reported GAAP earnings of $153 million and $161 million for the nine months ended September 30, 2006 and 2005, respectively. For this PNC business segment reporting presentation, pretax integration costs incurred by BlackRock for the MLIM transaction totaling $72 million and $13 million for the three months ended September 30, 2006 and June 30, 2006 and $91 million for the nine months ended September 30, 2006, respectively, have been reclassified from BlackRock to "Other. " Similarly, pretax integration costs of $9 million related to BlackRock's January 2005 acquisition of State Street Research and Management have been reclassified from BlackRock to "Other" for the nine months ended September 30, 2005.

(d) "Other" for the three months and nine months ended September 30, 2006 includes the after-tax impact of the gain on the BlackRock transaction and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.

(e) See pages 12-14.

Dollars in millions, except per share data	September 30	June 30	September 30
Unaudited	2006	2006	2005

BALANCE SHEET DATA
Assets	$98,436	$94,914	$93,241
Loans, net of unearned income	48,900	50,548	50,510
Allowance for loan and lease losses	566	611	634
Securities	19,512	21,724	20,658
Loans held for sale	4,317	2,165	2,377
Investment in BlackRock	3,836
Deposits	64,572	63,493	60,214
Borrowed funds	14,695	15,651	18,374
Shareholders’ equity	10,758	8,827	8,317
Common shareholders’ equity	10,751	8,820	8,309
Book value per common share	36.60	29.92	28.54
Common shares outstanding (millions)	294	295	291
Loans to deposits	76%	80%	84%

ASSETS ADMINISTERED (billions)
Managed (f)	$52	$506	$469
Nondiscretionary	89	85	85

FUND ASSETS SERVICED (billions)
Accounting/administration net assets	$774	$743	$793
Custody assets	399	389	475

CAPITAL RATIOS
Tier 1 risk-based (g)	10.4%	8.8%	8.4%
Total risk-based (g)	13.6	12.4	12.5
Leverage (g)	9.4	7.7	7.1
Tangible common equity (h)	7.5	5.2	4.9
Common shareholders’ equity to assets	10.9	9.3	8.9

ASSET QUALITY RATIOS
Nonperforming assets to loans,
loans held for sale and foreclosed assets	.36%	.44%	.29%
Nonperforming loans to loans	.34	.41	.25
Net charge-offs to average loans (for the three months ended)	.37	.24	.12
Allowance for loan and lease losses to loans	1.16	1.21	1.26
Allowance for loan and lease losses to nonperforming loans	339	294	499

(f)	Our assets under management at September 30, 2006 do not include BlackRock's assets under management as we deconsolidated BlackRock effective September 29, 2006.

Excluding the impact of BlackRock, our assets under management (consisting of Retail Banking assets under management) totaled $50 billion at both June 30, 2006 and September 30, 2005.

(g)	The ratios for September 30, 2006 are estimated and reflect the impact of the deconsolidation of BlackRock effective September 29, 2006.

(h)	Common shareholders' equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by assets less goodwill and other intangible assets (excluding mortgage servicing rights).

Consolidated Financial Highlights The PNC Financial Services Group, Inc.

Illustrative Impact Of Equity Method Of Accounting For BlackRock - Condensed Consolidated Income Statement (a)

				BlackRock		PNC
For the three months ended September 30, 2006 - in millions	PNC		PNC	Deconsolidation and	BlackRock	As Adjusted
Unaudited	As Reported	Adjustments (b)	As Adjusted (b)	Other Adjustments	Equity Method (c)	for BlackRock

Net Interest Income
Interest income	$1,203		$1,203	$(5)		$1,198
Interest expense	636		636	(2)		634

Net interest income	567		567	(3)		564
Provision for credit losses	16		16			16

Net interest income less provision for credit losses	551		551	(3)		548

Noninterest Income
Asset management	381		381	(302)		79
BlackRock investment					$43	43
Gain on BlackRock transaction	2,078	$(2,078)
Other	484	244	728	(18)		710

Total noninterest income	2,943	(1,834)	1,109	(320)	43	832

Noninterest Expense
Compensation and benefits	659	(44)	615	(154)		461
Other	519	(28)	491	(80)		411

Total noninterest expense	1,178	(72)	1,106	(234)		872

Income before minority and noncontrolling
interests and income taxes	2,316	(1,762)	554	(89)	43	508
Minority and noncontrolling interests in
income (loss) of consolidated entities	(5)	14	9	(9)
Income taxes	837	(672)	165	(37)		128

Net income	$1,484	$(1,104)	$380	$(43)	$43	$380

Noninterest income to total revenue	84%					60%
Efficiency	34%					62%

(a)	In our Current Report on Form 8-K dated August 16, 2006 (the "August 16 Form 8-K"), we presented, for informational purposes only, historical financial information of PNC adjusted as if (1) the deconsolidation of BlackRock from PNC's consolidated financial statements had occurred January 1, 2003 and (2) our investment in BlackRock had been accounted for under the equity method of accounting subsequent to that date. In the August 16 Form 8-K, we presented this information for the three months ended June 30, 2006, March 31, 2006, December 31, 2005, September 30, 2005 and June 30, 2005, along with the years ended December 31, 2005, 2004 and 2003. This schedule is presented for informational purposes only and to supplement the disclosures provided in the August 16 Form 8-K.

(b)	See page 13 for additional information. We have included adjusted amounts as additional, supplemental information in the table on this page 16 for the three months ended September 30, 2006 only because of the magnitude of the aggregate of such adjustments for this period.

(c)	BlackRock investment revenue represents PNC's approximately 69% ownership interest in earnings of BlackRock for the third quarter of 2006 excluding MLIM pretax integration costs totaling $72 million. At September 30, 2006, PNC's ownership interest in BlackRock was approximately 34%.

Consolidated Financial Highlights The PNC Financial Services Group, Inc.

Illustrative Impact Of Equity Method Of Accounting For BlackRock - Condensed Consolidated Balance Sheet

		BlackRock
		Deconsolidation and
At September 30, 2006 - in millions	PNC with BlackRock	Other Adjustments to	BlackRock/MLIM	PNC
Unaudited	Consolidated	Equity Method (a)	Transaction	As Reported

Assets
Loans, net of unearned income of $815	$48,900			$48,900
Securities available for sale and held to maturity	19,543	$(31)		19,512
Loans held for sale	4,317			4,317
Goodwill and other intangible assets	4,535	(497)	$(30)	4,008
Investment in BlackRock		710	3,126	3,836
Other	19,294	(1,431)		17,863

Total assets	$96,589	$(1,249)	$3,096	$98,436

Liabilities, Minority and Noncontrolling Interests, and Shareholders' Equity
Deposits	$64,569	$3		$64,572
Borrowed funds	14,948	(253)		14,695
Other	7,125	(663)	$1,541 (b)	8,003

Total liabilities	86,642	(913)	1,541	87,270

Minority and noncontrolling interests in
consolidated entities	744	(336)		408
Total shareholders’ equity	9,203		1,555	10,758

Total liabilities, minority and noncontrolling
interests, and shareholders' equity	$96,589	$(1,249)	$3,096	$98,436

(a)	Includes the elimination of minority interest liability and other adjustments for intercompany transactions and related party transactions due to the deconsolidation of BlackRock.

(b)	Includes deferred taxes of approximately $.9 billion and a liability of approximately $.6 billion related to our obligation to provide shares of BlackRock common stock to help fund BlackRock long-term retention and incentive plans.

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL SUPPLEMENT
THIRD QUARTER 2006
UNAUDITED

THE PNC FINANCIAL SERVICES GROUP, INC.
FINANCIAL SUPPLEMENT
THIRD QUARTER 2006
UNAUDITED

Page

Consolidated Income Statement	1
Consolidated Balance Sheet	2
Capital Ratios and Asset Quality Ratios	2
Results of Businesses
Summary of Business Results and Period-end Employees	3
Retail Banking	4-5
Corporate & Institutional Banking	6
BlackRock	7
PFPC	8
Details of Net Interest Income, Net Interest Margin, and Trading Revenue	9
GAAP and Bank Efficiency Ratios	10
Retail Banking Efficiency Ratios	11
Average Consolidated Balance Sheet and Supplemental Average Balance Sheet Information	12-13
Details of Loans and Lending Statistics	14
Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters
of Credit and Net Unfunded Commitments	15
Details of Nonperforming Assets	16-17
Glossary of Terms	18-20
Business Segment Descriptions	21
Additional Information About The PNC/Mercantile Transaction	22

The information contained in this Financial Supplement is preliminary, unaudited and based on data available at October 31, 2006. We have reclassified certain prior period amounts included in this Financial Supplement to be consistent with the current period presentation. This information speaks only as of the particular date or dates included in the schedules. We do not undertake any obligation to, and disclaim any duty to, correct or update any of the information provided in this Financial Supplement. Our future financial performance is subject to risks and uncertainties as described in our SEC filings.

BlackRock/MLIM Transaction

As further described in our Current Reports on Form 8-K dated February 15, 2006 and September 29, 2006, BlackRock, Inc. ("BlackRock"), formerly a majority-owned subsidiary of The PNC Financial Services Group, Inc., and Merrill Lynch entered into a definitive agreement pursuant to which Merrill Lynch agreed to contribute its investment management business ("MLIM") to BlackRock in exchange for 65 million shares of newly issued BlackRock common and preferred stock.

This transaction closed on September 29, 2006. For all quarterly periods presented in this Financial Supplement, our Consolidated Income Statement reflects our former majority ownership interest in BlackRock. However, our Consolidated Balance Sheet as of September 30, 2006 reflects the deconsolidation of BlackRock's balance sheet amounts and recognizes our 34% ownership interest in BlackRock as of that date as an investment to be accounted for under the equity method on a prospective basis.

Market Street

As disclosed in our 2005 Annual Report on Form 10-K, in October 2005 Market Street Funding ("Market Street"), a multi-seller asset-backed commercial paper conduit owned by an independent third party and administered by PNC Bank, N.A., was restructured. As a result, Market Street was deconsolidated from our Consolidated Balance Sheet effective October 17, 2005. This deconsolidation is reflected in the information contained in this Financial Supplement. We had previously consolidated Market Street under the provisions of FIN 46R effective July 1, 2003.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 1

Consolidated Income Statement (Unaudited)
	September 30	June 30	March 31	December 31	September 30
For the three months ended - in millions, except per share data	2006	2006	2006	2005	2005

Interest Income
Loans	$838	$797	$747	$727	$718
Securities available for sale and held to maturity	271	255	243	233	219
Other	94	74	76	74	58

Total interest income	1,203	1,126	1,066	1,034	995

Interest Expense
Deposits	434	379	327	305	270
Borrowed funds	202	191	183	174	166

Total interest expense	636	570	510	479	436

Net interest income	567	556	556	555	559
Provision for credit losses	16	44	22	24	16

Net interest income less provision for credit losses	551	512	534	531	543

Noninterest Income
Asset management	381	429	461	431	364
Fund servicing	213	210	221	213	218
Service charges on deposits	81	80	73	74	73
Brokerage	61	63	59	57	56
Consumer services	89	94	89	80	76
Corporate services	157	157	135	143	121
Equity management gains	21	54	7	16	36
Net securities losses	(195)	(8)	(4)	(4)	(2)
Trading	38	55	57	49	47
Gain on BlackRock transaction	2,078
Other	19	96	87	95	127

Total noninterest income	2,943	1,230	1,185	1,154	1,116

Noninterest Expense
Compensation	573	558	555	556	545
Employee benefits	86	76	87	77	86
Net occupancy	79	83	79	82	86
Equipment	77	80	77	75	73
Marketing	39	22	20	31	30
Other	324	330	353	324	339

Total noninterest expense	1,178	1,149	1,171	1,145	1,159

Income before minority and noncontrolling
interests and income taxes	2,316	593	548	540	500
Minority and noncontrolling interests in income (loss) of
consolidated entities	(5)	15	13	4	14
Income taxes	837	197	181	181	152

Net income	$1,484	$381	$354	$355	$334

Earnings Per Common Share
Basic	$5.09	$1.30	$1.21	$1.22	$1.16
Diluted	$5.01	$1.28	$1.19	$1.20	$1.14

Average Common Shares Outstanding
Basic	291	293	292	290	289
Diluted	296	297	296	294	292

Noninterest income to total revenue	84%	69%	68%	68%	67%

Effective tax rate (a)	36.1%	33.2%	33.0%	33.5%	30.4%

(a)	The increase in the third quarter 2006 effective tax rate is primarily due to taxes related to the gain on, and a cumulative adjustment to deferred taxes in connection with, the BlackRock transaction, partially offset by a reduction in pretax income due to third quarter 2006 balance sheet repositioning activities.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 2

Consolidated Balance Sheet (Unaudited)

	September 30	June 30	March 31	December 31	September 30
In millions, except par value	2006	2006	2006	2005	2005

Assets
Cash and due from banks	$3,018	$3,438	$3,206	$3,518	$3,474
Federal funds sold and resale agreements	2,818	675	511	350	907
Other short-term investments, including trading securities	2,718	2,005	2,641	2,543	2,553
Loans held for sale	4,317	2,165	2,266	2,449	2,377
Securities available for sale and held to maturity	19,512	21,724	21,529	20,710	20,658
Loans, net of unearned income of $815, $828, $832,
$835, and $856	48,900	50,548	49,521	49,101	50,510
Allowance for loan and lease losses	(566)	(611)	(597)	(596)	(634)

Net loans	48,334	49,937	48,924	48,505	49,876
Goodwill	3,418	3,636	3,638	3,619	3,470
Other intangible assets	590	862	844	847	755
Investment in BlackRock	3,836
Other	9,875	10,472	9,698	9,413	9,171

Total assets	$98,436	$94,914	$93,257	$91,954	$93,241

Liabilities
Deposits
Noninterest-bearing	$14,840	$14,434	$14,250	$14,988	$14,099
Interest-bearing	49,732	49,059	46,649	45,287	46,115

Total deposits	64,572	63,493	60,899	60,275	60,214
Borrowed funds
Federal funds purchased	3,475	3,320	3,156	4,128	1,477
Repurchase agreements	2,275	2,136	2,892	1,691	2,054
Bank notes and senior debt	2,177	3,503	3,362	3,875	3,475
Subordinated debt	4,436	4,329	4,387	4,469	4,506
Commercial paper	110	10	120	10	3,447
Other	2,222	2,353	2,523	2,724	3,415

Total borrowed funds	14,695	15,651	16,440	16,897	18,374
Allowance for unfunded loan commitments
and letters of credit	117	103	103	100	79
Accrued expenses	3,855	2,635	2,585	2,770	2,637
Other	4,031	3,573	3,822	2,759	3,025

Total liabilities	87,270	85,455	83,849	82,801	84,329

Minority and noncontrolling interests in consolidated entities	408	632	627	590	595
Shareholders’ Equity
Preferred stock (a)
Common stock - $5 par value
Authorized 800 shares, issued 353 shares	1,764	1,764	1,764	1,764	1,764
Capital surplus	1,679	1,385	1,349	1,358	1,358
Retained earnings	10,771	9,449	9,230	9,023	8,814
Deferred compensation expense	(51)	(60)	(44)	(59)	(64)
Accumulated other comprehensive loss	(109)	(510)	(394)	(267)	(200)
Common stock held in treasury at cost: 59, 58, 57, 60,
and 62 shares	(3,296)	(3,201)	(3,124)	(3,256)	(3,355)

Total shareholders’ equity	10,758	8,827	8,781	8,563	8,317

Total liabilities, minority and noncontrolling interests, and
shareholders’ equity	$98,436	$94,914	$93,257	$91,954	$93,241

CAPITAL RATIOS
Tier 1 risk-based (b)	10.4%	8.8%	8.8%	8.3%	8.4%
Total risk-based (b)	13.6	12.4	12.5	12.1	12.5
Leverage (b)	9.4	7.7	7.6	7.2	7.1
Tangible common equity	7.5	5.2	5.2	5.0	4.9
Common shareholders’ equity to assets	10.9	9.3	9.4	9.3	8.9

ASSET QUALITY RATIOS
Nonperforming assets to loans,
loans held for sale and foreclosed assets	.36%	.44%	.40%	.42%	.29%
Nonperforming loans to loans	.34	.41	.37	.39	.25
Net charge-offs to average loans (For the three months ended)	.37	.24	.15	.33	.12
Allowance for loan and lease losses to loans	1.16	1.21	1.21	1.21	1.26
Allowance for loan and lease losses to nonperforming loans	339	294	328	314	499

(a)	Less than $.5 million at each date.

(b)	The ratios for September 30, 2006 are estimated and reflect the impact of the deconsolidation of BlackRock effective September 29, 2006.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 3

Summary of Business Results and Period-end Employees(Unaudited)

Three months ended – dollars in millions (a)	September 30	June 30	March 31	December 31	September 30
Earnings	2006	2006	2006	2005	2005

Retail Banking	$206	$185	$190	$195	$176
Corporate & Institutional Banking	113	116	105	108	118
BlackRock (b) (c)	63	71	75	73	61
PFPC	40	26	27	29	28

Total business segment earnings	422	398	397	405	383
Minority interest in income of BlackRock	(20)	(21)	(23)	(22)	(19)
Other (c) (d)	1,082	4	(20)	(28)	(30)

Total consolidated net income	$1,484	$381	$354	$355	$334

Revenue (e)

Retail Banking	$791	$782	$753	$755	$740
Corporate & Institutional Banking	356	382	340	358	346
BlackRock (b) (f)	328	365	410	375	320
PFPC (g)	208	208	218	209	211

Total business segment revenue	1,683	1,737	1,721	1,697	1,617
Other	1,834	55	27	25	65

Total consolidated revenue	$3,517	$1,792	$1,748	$1,722	$1,682

(a)	This summary also serves as a reconciliation of total earnings and revenue for all business segments to total consolidated net income and revenue. Our business segment information is presented based on our management accounting practices and our management structure. We refine our methodologies from time to time as our management accounting practices are enhanced and our businesses and management structure change.

(b)	Our ownership interest in BlackRock was approximately 69% - 70% for all periods presented. Effective September 29, 2006, PNC's ownership interest in BlackRock dropped to approximately 34%.

(c)	BlackRock reported GAAP earnings of $19 million, $63 million and $71 million for the three months ended September 30, 2006, June 30, 2006 and March 31, 2006, respectively. For this PNC business segment reporting presentation, pretax integration costs incurred by BlackRock for the MLIM transaction totaling $72 million, $13 million and $6 million for the three months ended September 30, 2006, June 30, 2006 and March 31, 2006, respectively, have been reclassified from BlackRock to "Other."

(d)	"Other" for the three months ended September 30, 2006 includes the after-tax impact of the gain on the BlackRock transaction and costs associated with the securities portfolio rebalancing and mortgage loan portfolio repositioning.

(e)	Business segment revenue is presented on a taxable-equivalent basis. The interest income earned on certain earning assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income on other taxable investments. This adjustment is not permitted under generally accepted accounting principles (GAAP) on the Consolidated Income Statement. The following is a reconciliation of total consolidated revenue on a book (GAAP) basis to total consolidated revenue on a taxable-equivalent basis (in millions):

	September 30	June 30	March 31	December 31	September 30
	2006	2006	2006	2005	2005

Total consolidated revenue, book (GAAP) basis	$3,510	$1,786	$1,741	$1,709	$1,675
Taxable-equivalent adjustment	7	6	7	13	7

Total consolidated revenue, taxable-equivalent basis	$3,517	$1,792	$1,748	$1,722	$1,682

(f)	Amounts for BlackRock represent the sum of total operating revenue and nonoperating income.

(g)	Amounts for PFPC represent the sum of servicing revenue and net nonoperating income less debt financing costs.

	September 30	June 30	March 31	December 31	September 30
Period-end Employees	2006	2006	2006	2005	2005

Full-time employees
Retail Banking	9,531	9,674	9,725	9,679	9,891
Corporate & Institutional Banking	1,925	1,899	1,892	1,861	1,740
BlackRock		2,317	2,232	2,151	2,145
PFPC	4,317	4,314	4,291	4,391	4,457
Other
Operations & Technology	4,006	3,994	3,942	3,966	4,010
Staff Services	1,595	1,593	1,560	1,545	1,568

Total Other	5,601	5,587	5,502	5,511	5,578

Total full-time employees	21,374	23,791	23,642	23,593	23,811
Total part-time employees	2,165	2,241	2,003	1,755	1,558

Total employees	23,539	26,032	25,645	25,348	25,369

The period-end employee statistics disclosed for each business segment reflect staff directly employed by the respective business segment and exclude operations, technology and staff services employees. No employees are shown for BlackRock at September 30, 2006 as we deconsolidated BlackRock effective September 29, 2006.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 4
Retail Banking (Unaudited)

Three months ended
Taxable-equivalent basis (a)	September 30	June 30	March 31	December 31	September 30
Dollars in millions	2006	2006	2006	2005	2005

INCOME STATEMENT
Net interest income	$427	$424	$408	$417	$407
Noninterest income
Asset management	87	87	87	86	87
Service charges on deposits	79	77	71	72	71
Brokerage	59	59	58	54	54
Consumer services	86	88	86	78	72
Other	53	47	43	48	49

Total noninterest income	364	358	345	338	333

Total revenue	791	782	753	755	740
Provision for credit losses	9	28	9	9	14
Noninterest expense	451	455	436	434	444

Pretax earnings	331	299	308	312	282
Minority interest	5	5	4
Income taxes	120	109	114	117	106

Earnings	$206	$185	$190	$195	$176

AVERAGE BALANCE SHEET
Loans
Consumer
Home equity	$13,849	$13,816	$13,778	$13,751	$13,570
Indirect	1,069	1,019	987	980	952
Other consumer	1,221	1,202	1,248	1,264	1,205

Total consumer	16,139	16,037	16,013	15,995	15,727
Commercial	5,821	5,715	5,433	5,282	5,235
Floor plan	854	964	970	936	903
Residential mortgage	1,509	1,577	1,648	1,716	1,789
Other	250	248	236	244	247

Total loans	24,573	24,541	24,300	24,173	23,901
Goodwill and other intangible assets	1,580	1,586	1,582	1,560	1,545
Loans held for sale	1,513	1,535	1,880	1,802	1,602
Other assets	1,640	1,621	1,607	1,505	1,498

Total assets	$29,306	$29,283	$29,369	$29,040	$28,546

Deposits
Noninterest-bearing demand	$7,848	$7,908	$7,777	$7,925	$7,891
Interest-bearing demand	7,787	7,950	8,025	8,095	8,044
Money market	14,832	14,697	14,644	14,399	14,042

Total transaction deposits	30,467	30,555	30,446	30,419	29,977
Savings	1,976	2,109	2,183	2,309	2,516
Certificates of deposit	14,053	13,560	13,115	12,671	11,996

Total deposits	46,496	46,224	45,744	45,399	44,489
Other liabilities	515	537	560	392	370
Capital	2,988	2,979	2,943	2,965	2,919

Total funds	$49,999	$49,740	$49,247	$48,756	$47,778

PERFORMANCE RATIOS
Return on average capital	27%	25%	26%	26%	24%
Noninterest income to total revenue	46	46	46	45	45
Efficiency, GAAP basis	57	58	58	57	60
Efficiency, as adjusted (b)	55	56	56	55	58

(a)	See notes (a) and (e) on page 3.

(b)	See page 11 for a reconciliation of the efficiency ratio, as adjusted, to the efficiency ratio on a GAAP basis.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 5
Retail Banking (Unaudited) (Continued)

Three months ended	September 30	June 30	March 31	December 31	September 30
Dollars in millions except as noted	2006	2006	2006	2005	2005

OTHER INFORMATION (a)
Credit-related statistics:
Nonperforming assets	$95	$104	$93	$90	$87
Net charge-offs (b)	$31	$19	$14	$12	$11
Annualized net charge-off ratio	.50%	.31%	.23%	.20%	.18%

Home equity portfolio credit statistics:
% of first lien positions	44%	45%	45%	46%	47%
Weighted average loan-to-value ratios	69%	69%	68%	68%	70%
Weighted average FICO scores	728	728	727	728	721
Loans 90 days past due	.22%	.21%	.22%	.21%	.18%

Checking-related statistics:
Retail Banking checking relationships	1,958,000	1,956,000	1,950,000	1,934,000	1,921,000
Consumer DDA households using online banking	920,000	897,000	880,000	855,000	830,000
% of consumer DDA households using online banking	52%	51%	50%	49%	48%
Consumer DDA households using online bill payment	361,000	305,000	253,000	205,000	188,000
% of consumer DDA households using online bill payment	20%	17%	14%	12%	11%

Small business managed deposits:
On-balance sheet
Noninterest-bearing demand	$4,370	$4,319	$4,357	$4,555	$4,499
Interest-bearing demand	1,545	1,392	1,454	1,656	1,547
Money market	2,658	2,617	2,705	2,941	3,045
Certificates of deposit	647	574	553	530	410
Off-balance sheet (c)
Small business sweep checking	1,676	1,532	1,454	1,392	1,321

Total managed deposits	$10,896	$10,434	$10,523	$11,074	$10,822

Brokerage statistics:
Margin loans	$170	$194	$205	$217	$223
Financial consultants (d)	752	775	783	779	784
Full service brokerage offices	99	100	100	100	99
Brokerage account assets (billions)	$44	$43	$43	$42	$42

Other statistics:
Gains on sales of education loans (e)	$11	$7	$4	$4	$11
Period-end full-time employees	9,531	9,674	9,725	9,679	9,891
Period-end part-time employees	1,660	1,526	1,373	1,117	934
ATMs	3,594	3,553	3,763	3,721	3,770
Branches (f)	848	846	846	839	830

ASSETS UNDER ADMINISTRATION (in billions) (g)
Assets under management
Personal	$42	$40	$40	$40	$41
Institutional	10	10	10	9	9

Total	$52	$50	$50	$49	$50

Asset Type
Equity	$32	$31	$32	$31	$31
Fixed income	12	12	12	12	13
Liquidity/Other	8	7	6	6	6

Total	$52	$50	$50	$49	$50

Nondiscretionary assets under administration
Personal	$27	$25	$28	$27	$27
Institutional	62	60	59	57	58

Total	$89	$85	$87	$84	$85

Asset Type
Equity	$32	$31	$33	$33	$32
Fixed income	27	26	26	24	25
Liquidity/Other	30	28	28	27	28

Total	$89	$85	$87	$84	$85

(a)	Presented as of period-end, except for net charge-offs, annualized net charge-off ratio, gains on sales of education loans, and small business deposits.

(b)	The increase at September 30, 2006 was primarily due to a single large overdraft fraud that occurred during the second quarter of 2006.

(c)	Represents small business balances, a portion of which are calculated on a one-month lag. These balances are swept into liquidity products managed by other PNC business segments, the majority of which are off-balance sheet.

(d)	Financial consultants provide services in full service brokerage offices and PNC traditional branches.

(e)	Included in "Noninterest income-Other" on page 4.

(f)	Excludes certain satellite branches that provide limited products and service hours.

(g)	Excludes brokerage account assets.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 6

Corporate & Institutional Banking (Unaudited)

Three months ended
Taxable-equivalent basis (a)	September 30	June 30	March 31	December 31	September 30
Dollars in millions except as noted	2006	2006	2006	2005	2005

INCOME STATEMENT
Net interest income	$182	$173	$175	$184	$194
Noninterest income
Corporate services	131	133	113	118	99
Other	43	76	52	56	53

Noninterest income	174	209	165	174	152

Total revenue	356	382	340	358	346
Provision for (recoveries of) credit losses	7	17	12	23	(1)
Noninterest expense	182	192	176	177	172

Pretax earnings	167	173	152	158	175
Income taxes	54	57	47	50	57

Earnings	$113	$116	$105	$108	$118

AVERAGE BALANCE SHEET
Loans
Corporate (b)	$9,966	$9,981	$9,685	$9,829	$11,436
Commercial real estate	2,953	2,760	2,643	2,620	2,580
Commercial - real estate related	2,476	2,484	2,454	2,219	2,155
Asset-based lending	4,563	4,452	4,252	4,227	4,227

Total loans (b)	19,958	19,677	19,034	18,895	20,398
Loans held for sale	865	875	866	923	789
Goodwill and other intangible assets	1,366	1,328	1,314	1,265	1,081
Other assets	4,721	4,411	4,282	4,243	4,416

Total assets	$26,910	$26,291	$25,496	$25,326	$26,684

Deposits
Noninterest-bearing demand	$6,817	$6,353	$6,697	$6,526	$6,195
Money market	2,678	2,168	2,110	2,886	2,620
Other	995	933	777	717	720

Total deposits	10,490	9,454	9,584	10,129	9,535
Commercial paper (c)				514	2,553
Other liabilities	3,885	3,722	3,439	3,405	3,280
Capital	1,879	2,027	1,945	1,787	1,743

Total funds	$16,254	$15,203	$14,968	$15,835	$17,111

PERFORMANCE RATIOS
Return on average capital	24%	23%	22%	24%	27%
Noninterest income to total revenue	49	55	49	49	44
Efficiency	51	50	52	49	50

COMMERCIAL MORTGAGE
SERVICING PORTFOLIO (in billions)
Beginning of period	$151	$140	$136	$126	$119
Acquisitions/additions	37	19	13	21	18
Repayments/transfers	(8)	(8)	(9)	(11)	(11)

End of period	$180	$151	$140	$136	$126

OTHER INFORMATION
Consolidated revenue from: (d)
Treasury Management	$108	$106	$102	$105	$105
Capital Markets	$64	$76	$64	$62	$42
Midland Loan Services	$47	$42	$42	$41	$39
Total loans (e)	$20,405	$20,057	$19,447	$18,817	$21,084
Nonperforming assets (e)	$94	$125	$112	$124	$67
Net charge-offs (recoveries)	$14	$12	$4	$28	$5
Period-end full-time employees	1,925	1,899	1,892	1,861	1,740
Net gains on commercial mortgage loan sales	$12	$18	$7	$13	$21
Net carrying amount of commercial
mortgage servicing rights (e)	$414	$385	$353	$344	$297

(a)	See notes (a) and (e) on page 3.

(b)	Includes lease financing and Market Street. Market Street was deconsolidated from our Consolidated Balance Sheet effective October 17, 2005.

(c)	Includes Market Street. See Supplemental Average Balance Sheet Information on pages 12-13.

(d)	Represents consolidated PNC amounts.

(e)	Presented as of period-end.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 7
BlackRock (Unaudited) (a) (b)
Three months ended
Taxable-equivalent basis (a)	September 30	June 30	March 31	December 31	September 30
Dollars in millions except as noted	2006	2006	2006	2005	2005

INCOME STATEMENT
Investment advisory and administrative fees	$275	$313	$350	$320	$255
Other income	48	47	46	49	46

Total operating revenue	323	360	396	369	301
Operating expense (c)	212	240	280	245	208
Fund administration and servicing costs	11	11	10	11	13

Total expense (c)	223	251	290	256	221

Operating income	100	109	106	113	80
Nonoperating income	5	5	14	6	19

Pretax earnings	105	114	120	119	99
Minority interest	1		1	1	1
Income taxes	41	43	44	45	37

Earnings (c)	$63	$71	$75	$73	$61

PERIOD-END BALANCE SHEET
Investment in BlackRock	$3,836
Goodwill and other intangible assets	29	$490	$492	$484	$492
Other assets		1,434	1,349	1,364	1,181

Total assets	$3,865	$1,924	$1,841	$1,848	$1,673

Liabilities (d)	$1,541	$883	$852	$926	$806
Stockholders’ equity	2,324	1,041	989	922	867

Total liabilities and stockholders’ equity	$3,865	$1,924	$1,841	$1,848	$1,673

Return on average equity	24%	28%	32%	32%	28%

(a)	See notes (a) and (e) on page 3.

(b)	Effective September 29, 2006, we deconsolidated BlackRock from our consolidated financial statements and our investment in BlackRock was accounted for under equity method of accounting subsequent to that date. At September 30, 2006, we owned approximately 34% of BlackRock.

(c)

BlackRock reported GAAP earnings of $19 million, $63 million and $71 million for the three months ended September 30, 2006, June 30, 2006 and March 31, 2006, respectively. For this PNC business segment reporting presentation, pretax integration costs incurred by BlackRock for the MLIM transaction totaling $72 million, $13 million and $6 million for the three months ended September 30, 2006, June 30, 2006 and March 31, 2006, respectively, have been reclassified from BlackRock to "Other." The following is a reconciliation of BlackRock's earnings as reported in this PNC business segment reporting presentation to BlackRock's reported GAAP earnings (in millions):

			Three months ended

	September 30	June 30	March 31	December 31	September 30
	2006	2006	2006	2005	2005

BlackRock earnings, as reported in PNC's business reporting presentation	$63	$71	$75	$73	$61
Less: BlackRock/MLIM transaction integration costs, after-tax	44	8	4

BlackRock reported GAAP earnings	$19	$63	$71	$73	$61

(d)	Liabilities at September 30, 2006 primarily consist of income taxes payable and our total BlackRock long-term retention and incentive plan ("LTIP") funding obligatio Liabilities for each of the other periods presented include minority interest

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 8

PFPC (Unaudited) (a)

Three months ended	September 30	June 30	March 31	December 31	September 30
Dollars in millions except as noted	2006	2006	2006	2005	2005

INCOME STATEMENT
Servicing revenue	$218	$218	$227	$217	$221
Expenses
Operating expense	163	163	170	161	168
Amortization of other intangibles, net	3	4	3	4	3

Total expense	166	167	173	165	171

Operating income	52	51	54	52	50
Debt financing	11	11	10	10	10
Net nonoperating income	1	1	1	2

Pretax earnings	42	41	45	44	40
Income taxes (b)	2	15	18	15	12

Earnings	$40	$26	$27	$29	$28

PERIOD-END BALANCE SHEET
Goodwill and other intangible assets	$1,015	$1,018	$1,022	$1,025	$1,029
Other assets	1,038	1,398	1,363	1,103	1,053

Total assets	$2,053	$2,416	$2,385	$2,128	$2,082

Debt financing	$813	$852	$890	$890	$939
Other liabilities	772	1,137	1,094	864	799
Shareholder's equity	468	427	401	374	344

Total funds	$2,053	$2,416	$2,385	$2,128	$2,082

PERFORMANCE RATIOS
Return on average equity	35%	25%	28%	32%	34%
Operating margin (c)	24	23	24	24	23

SERVICING STATISTICS (at period end)
Accounting/administration net fund assets (in billions) (d)
Domestic	$695	$671	$665	$754	$726
Offshore	79	72	85	81	67

Total	$774	$743	$750	$835	$793

Asset type (in billions)
Money market	$260	$247	$238	$361	$333
Equity	331	317	338	305	284
Fixed income	111	110	107	104	114
Other	72	69	67	65	62

Total	$774	$743	$750	$835	$793

Custody fund assets (in billions)	$399	$389	$383	$476	$475

Shareholder accounts (in millions)
Transfer agency	18	18	20	19	19
Subaccounting	48	47	45	43	40

Total	66	65	65	62	59

OTHER INFORMATION
Period-end full-time employees	4,317	4,314	4,291	4,391	4,457

(a)	See notes (a) and (e) on page 3.

(b)	Income taxes for the quarter ended September 30, 2006 included the benefit of a $13.5 million reversal of deferred taxes related to foreign subsidiary earnings.

(c)	Operating income divided by servicing revenue.

(d)	Includes alternative investment net assets serviced.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 9

Details of Net Interest Income, Net Interest Margin, and Trading Revenue (Unaudited)
Taxable-equivalent basis
			Three months ended

Net Interest Income	September 30	June 30	March 31	December 31	September 30
In millions	2006	2006	2006	2005	2005

Interest income
Loans	$841	$801	$750	$730	$721
Securities available for sale and held to maturity	272	255	244	234	219
Other	97	76	79	83	62

Total interest income	1,210	1,132	1,073	1,047	1,002

Interest expense
Deposits	434	379	327	305	270
Borrowed funds	202	191	183	174	166

Total interest expense	636	570	510	479	436

Net interest income (a)	$574	$562	$563	$568	$566

(a) The following is a reconciliation of net interest income as reported in the Consolidated Income Statement (GAAP basis) to net interest income on a taxable-equivalent basis:

			Three months ended

	September 30	June 30	March 31	December 31	September 30
In millions	2006	2006	2006	2005	2005

Net interest income, GAAP basis	$567	$556	$556	$555	$559
Taxable-equivalent adjustment	7	6	7	13	7

Net interest income, taxable-equivalent basis	$574	$562	$563	$568	$566

			Three months ended

Net Interest Margin	September 30	June 30	March 31	December 31	September 30
	2006	2006	2006	2005	2005

Average yields/rates
Yield on interest-earning assets
Loans	6.59%	6.38%	6.14%	5.91%	5.75%
Securities available for sale and held to maturity	5.01	4.76	4.66	4.49	4.29
Other	5.78	5.23	5.04	5.00	4.15
Total yield on interest-earning assets	6.09	5.84	5.64	5.44	5.23
Rate on interest-bearing liabilities
Deposits	3.43	3.11	2.81	2.58	2.33
Borrowed funds	5.40	5.06	4.65	4.23	3.79
Total rate on interest-bearing liabilities	3.88	3.56	3.27	3.01	2.73

Interest rate spread	2.21	2.28	2.37	2.43	2.50
Impact of noninterest-bearing sources	.68	.62	.58	.53	.46

Net interest margin	2.89%	2.90%	2.95%	2.96%	2.96%

			Three months ended

Trading Revenue (b)	September 30	June 30	March 31	December 31	September 30
In millions	2006	2006	2006	2005	2005

Net interest income (expense)	$(1)	$(3)		$2	$1
Noninterest income	38	55	$57	49	47

Total trading revenue	$37	$52	$57	$51	$48

Securities underwriting and trading (c)	$8	$2	$4	$7	$2
Foreign exchange	11	17	14	12	10
Financial derivatives	18	33	39	32	36

Total trading revenue	$37	$52	$57	$51	$48

(b)	See pages 12-13 for disclosure of average trading assets and liabilities.

(c)	Includes changes in fair value for certain loans accounted for at fair value. See page 12 for disclosure of average loans at fair value.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 10

GAAP and Bank Efficiency Ratios (Unaudited)

			Three months ended

	September 30	June 30	March 31	December 31	September 30
	2006	2006	2006	2005	2005

PNC GAAP basis efficiency ratio (a) (c)	34%	64%	67%	67%	69%
Bank efficiency ratio (b) (c)	24%	59%	63%	64%	67%
PNC adjusted efficiency ratio (c)	66%
Bank adjusted efficiency ratio (c)	56%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.

(b)	The bank efficiency ratio represents the consolidated (GAAP basis) efficiency ratio excluding the effect of BlackRock and PFPC. We believe the disclosure of this bank efficiency ratio is meaningful for investors because it provides a more relevant basis of comparison with other financial institutions that may not have significant asset management and fund processing businesses.

Reconciliation of GAAP amounts with amounts used in the calculation of the bank efficiency ratio:

			Three months ended

	September 30	June 30	March 31	December 31	September 30
Dollars in millions	2006	2006	2006	2005	2005

PNC total revenue, GAAP basis	$3,510	$1,786	$1,741	$1,709	$1,675
Less: BlackRock revenue*	325	365	409	373	320
PFPC revenue*	208	208	218	209	211

Revenue, as adjusted	$2,977	$1,213	$1,114	$1,127	$1,144

PNC noninterest expense, GAAP basis	$1,178	$1,149	$1,171	$1,145	$1,159
Less: BlackRock noninterest expense	295	264	296	256	221
PFPC noninterest expense	166	167	173	165	171

Noninterest expense, as adjusted	$717	$718	$702	$724	$767

*	These amounts differ from amounts included on pages 7 and 8 of this financial supplement due to the presentation on pages 7 and 8 of BlackRock revenue on a taxable-equivalent basis and classification differences related to BlackRock and PFPC. Note 13 Segment Reporting in our second quarter 2006 Quarterly Report on Form 10-Q provides further details on these differences.

(c) The following present calculations of (1) PNC adjusted efficiency ratio and (2) bank adjusted efficiency ratio for third quarter 2006, as (1) and (2) are adjusted to illustrate the impact of certain third quarter 2006 items due to the magnitude of the aggregate of those items, and reconciliations of those adjusted amounts to amounts used in the PNC GAAP basis efficiency ratio. The absence of adjusted amounts for the other periods presented is not intended to imply that there could not have been other similar types of adjustments for those periods, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown for third quarter 2006.

September 30
For the three months ended - dollars in millions	2006

Reconciliation of GAAP amounts with amounts used in the calculation of the adjusted PNC efficiency ratio:

PNC total revenue, GAAP basis	$3,510
Adjustments:
Gain on BlackRock transaction	(2,078)
Securities portfolio rebalancing loss	196
Mortgage loan portfolio repositioning loss	48

PNC total revenue, as adjusted	$1,676

PNC noninterest expense, GAAP basis	$1,178
Adjustments:
BlackRock/MLIM transaction integration costs	(72)

PNC noninterest expense, as adjusted	$1,106

PNC efficiency ratio, as adjusted	66%

Reconciliation of amounts used in adjusted PNC efficiency ratio with amounts used in the adjusted bank efficiency ratio:

PNC total revenue, as adjusted	$1,676
Less: BlackRock/PFPC revenue**	533

Revenue for bank efficiency, as adjusted	$1,143

PNC noninterest expense, as adjusted	$1,106
Less: BlackRock/PFPC noninterest expense**	461

Noninterest expense for bank efficiency, as adjusted	$645

Bank efficiency ratio, as adjusted	56%

** See detail in (b) above.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 11

Retail Banking Efficiency Ratios (Unaudited)

			Three months ended

	September 30	June 30	March 31	December 31	September 30
	2006	2006	2006	2005	2005

Efficiency, GAAP basis (a)	57%	58%	58%	57%	60%
Efficiency, as adjusted (b)	55%	56%	56%	55%	58%

(a)	Calculated as noninterest expense divided by the sum of net interest income and noninterest income.

(b)	Calculated by excluding the impact of Hilliard Lyons activities included within the Retail Banking business segment. Activities excluded are the principal activities of Hilliard Lyons on a management reporting basis, including client-related brokerage and trading, investment banking and investment management. Industry-wide efficiency measures for brokerage firms and asset management firms differ significantly due primarily to the highly variable compensation structure of brokerage firms. We believe the disclosure of an efficiency ratio for Retail Banking excluding the impact of these Hilliard Lyons activities is meaningful for investors as it provides a more relevant basis of comparison with other retail banking franchises.

Reconciliation of GAAP amounts with amounts used in the calculation of the adjusted Retail Banking efficiency ratio:

			Three months ended

	September 30	June 30	March 31	December 31	September 30
Dollars in millions	2006	2006	2006	2005	2005

Revenue, GAAP basis	$791	$782	$753	$755	$740
Less: Hilliard Lyons	48	50	56	48	50

Revenue, as adjusted	$743	$732	$697	$707	$690

Noninterest expense, GAAP basis	$451	$455	$436	$434	$444
Less: Hilliard Lyons	43	45	45	44	44

Noninterest expense, as adjusted	$408	$410	$391	$390	$400

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 12

Average Consolidated Balance Sheet (Unaudited)
	September 30	June 30	March 31	December 31	September 30
Three months ended - in millions	2006	2006	2006	2005	2005

Assets
Interest-earning assets
Securities available for sale and held to maturity
Mortgage-backed, asset-backed, and other debt	$15,109	$13,771	$13,007	$12,541	$12,154
U.S. Treasury and government agencies/corporations	6,187	7,263	7,527	7,952	7,960
State and municipal	144	152	156	161	167
Corporate stocks and other	259	230	216	163	167

Total securities available for sale and held to maturity (a) (b)	21,699	21,416	20,906	20,817	20,448
Loans, net of unearned income
Commercial	20,431	20,348	19,556	19,130	19,685
Commercial real estate	3,268	3,071	3,021	2,983	2,947
Consumer	16,150	16,049	16,184	16,310	16,673
Residential mortgage	7,332	7,353	7,272	7,175	6,739
Lease financing	2,790	2,761	2,769	2,821	2,937
Other	367	354	344	364	469

Total loans, net of unearned income (a)	50,338	49,936	49,146	48,783	49,450
Loans held for sale	2,408	2,411	2,745	2,715	2,390
Federal funds sold and resale agreements	1,401	613	488	643	423
Other	2,805	2,795	3,147	3,248	3,046

Total interest-earning assets	78,651	77,171	76,432	76,206	75,757
Noninterest-earning assets
Allowance for loan and lease losses	(609)	(600)	(600)	(628)	(634)
Cash and due from banks	3,161	3,140	3,187	3,325	3,233
Other	14,142	13,736	13,110	13,167	12,720

Total assets (a)	$95,345	$93,447	$92,129	$92,070	$91,076

Supplemental Average Balance Sheet Information

Loans
Loans excluding conduit	$50,338	$49,936	$49,146	$48,353	$47,351
Market Street conduit (a)				430	2,099

Total loans (a)	$50,338	$49,936	$49,146	$48,783	$49,450

Trading Assets
Securities (c)	$1,460	$1,477	$1,797	$1,852	$1,734
Resale agreements (d)	537	378	321	593	411
Financial derivatives (e)	1,220	1,251	908	849	695
Loans at fair value (e)	168	170

Total trading assets	$3,385	$3,276	$3,026	$3,294	$2,840

(a)	We deconsolidated Market Street from our Consolidated Balance Sheet in October 2005. Assets and liabilities of Market Street, consisting primarily of securities, loans, and commercial paper, are not reflected in our Average Consolidated Balance Sheet after October 17, 2005. The deconsolidation of Market Street affected the following loan categories: commercial, consumer, lease financing and other.

(b)	Securities held to maturity totaled less than $.5 million for each of the periods presented and are included in the "Mortgage-backed, asset-backed, and other debt" category above.

(c)	Included in "Interest-earning assets-Other" above.

(d)	Included in "Federal funds sold and resale agreements" above.

(e)	Included in "Noninterest-earning assets-Other" above.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 13

Average Consolidated Balance Sheet (Unaudited) (Continued)

	September 30	June 30	March 31	December 31	September 30
Three months ended - in millions	2006	2006	2006	2005	2005

Liabilities, Minority and Noncontrolling Interests, and Shareholders' Equity
Interest-bearing liabilities
Interest-bearing deposits
Money market	$20,565	$19,019	$18,482	$19,194	$18,447
Demand	8,075	8,229	8,304	8,378	8,343
Savings	2,021	2,177	2,250	2,377	2,589
Retail certificates of deposit	14,209	13,686	13,243	12,804	12,143
Other time	1,467	1,323	1,309	1,527	2,306
Time deposits in foreign offices	3,712	4,276	3,396	2,482	2,061

Total interest-bearing deposits	50,049	48,710	46,984	46,762	45,889
Borrowed funds
Federal funds purchased	3,831	2,715	2,594	2,518	1,704
Repurchase agreements	2,027	2,226	2,307	1,915	2,137
Bank notes and senior debt	2,801	3,145	3,824	3,558	3,271
Subordinated debt	4,436	4,437	4,437	4,438	3,996
Commercial paper (a)	153	206	219	798	3,316
Other	1,474	2,298	2,380	2,960	2,790

Total borrowed funds	14,722	15,027	15,761	16,187	17,214

Total interest-bearing liabilities	64,771	63,737	62,745	62,949	63,103
Noninterest-bearing liabilities, minority and noncontrolling interests, and shareholders' equity
Demand and other noninterest-bearing deposits	14,549	13,926	13,966	14,057	13,738
Allowance for unfunded loan commitments
and letters of credit	104	103	101	80	84
Accrued expenses and other liabilities	6,346	6,305	6,106	6,049	5,408
Minority and noncontrolling interests in
consolidated entities	640	631	589	599	518
Shareholders' equity	8,935	8,745	8,622	8,336	8,225

Total liabilities, minority and noncontrolling
interests, and shareholders' equity	$95,345	$93,447	$92,129	$92,070	$91,076

Supplemental Average Balance Sheet Information
Deposits and Other
Interest-bearing deposits	$50,049	$48,710	$46,984	$46,762	$45,889
Demand and other noninterest-bearing deposits	14,549	13,926	13,966	14,057	13,738

Total deposits	$64,598	$62,636	$60,950	$60,819	$59,627
Transaction deposits	$43,189	$41,174	$40,752	$41,629	$40,528
Market Street commercial paper (a)				$514	$2,553
Common shareholders' equity	$8,928	$8,738	$8,615	$8,328	$8,217

Trading Liabilities
Securities sold short (b)	$867	$769	$663	$961	$806
Repurchase agreements and other borrowings (c)	708	641	886	985	933
Financial derivatives (d)	1,151	1,200	901	908	814
Borrowings at fair value (d)	40	48

Total trading liabilities	$2,766	$2,658	$2,450	$2,854	$2,553

(a)	See note (a) on page 12.

(b)	Included in "Borrowed funds-Other" above.

(c)	Included in "Borrowed funds-Repurchase agreements" and "Borrowed funds-Other" above.

(d)	Included in "Accrued expenses and other liabilities" above.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 14

Details of Loans and Lending Statistics (Unaudited)

Loans
	September 30	June 30	March 31	December 31	September 30
Period ended - in millions	2006	2006	2006	2005	2005

Commercial
Retail/wholesale	$5,245	$5,393	$4,962	$4,854	$5,114
Manufacturing	4,318	4,164	4,113	4,045	4,321
Other service providers	2,155	2,179	2,114	1,986	2,173
Real estate related	3,000	2,903	2,845	2,577	2,492
Financial services	1,423	1,479	1,561	1,438	1,297
Health care	685	641	651	616	608
Other	3,858	3,805	3,681	3,809	4,098

Total commercial	20,684	20,564	19,927	19,325	20,103

Commercial real estate
Real estate projects	2,691	2,438	2,325	2,244	2,147
Mortgage	794	768	721	918	779

Total commercial real estate	3,485	3,206	3,046	3,162	2,926

Equipment lease financing	3,609	3,583	3,558	3,628	3,721

Total commercial lending	27,778	27,353	26,531	26,115	26,750

Consumer
Home equity	13,876	13,853	13,787	13,790	13,722
Automobile	1,061	1,008	958	938	931
Other	1,419	1,388	1,363	1,445	2,232

Total consumer	16,356	16,249	16,108	16,173	16,885

Residential mortgage	5,234	7,416	7,362	7,307	7,156
Other	347	358	352	341	575
Unearned income	(815)	(828)	(832)	(835)	(856)

Total, net of unearned income (a)	$48,900	$50,548	$49,521	$49,101	$50,510

Supplemental Loan Information
Loans excluding conduit	$48,900	$50,548	$49,521	$49,101	$47,889
Market Street conduit (a)					2,621

Total loans (a)	$48,900	$50,548	$49,521	$49,101	$50,510

	September 30	September 30
	2006	2005

Commercial Lending Exposure (b)(c)
Investment grade or equivalent	49%	48%
Non-investment grade
$50 million or greater	3%	2%
All other non-investment grade	48%	50%

Total	100%	100%

(a)	See note (a) on page 12.

(b)	Includes all commercial loans in the Retail Banking and Corporate & Institutional Banking business segments other than the loans of Market Street. We deconsolidated Market Street from our Consolidated Balance Sheet effective October 17, 2005.

(c)	Exposure represents the sum of all loans, leases, commitments and letters of credit.

THE PNC FINANCIAL SERVICES GROUP, INC.

Allowances for Loan and Lease Losses and Unfunded Loan Commitments and Letters of Credit and
Net Unfunded Commitments(Unaudited)

Change in Allowance for Loan and Lease Losses
	September 30	June 30	March 31	December 31	September 30
Three months ended - in millions	2006	2006	2006	2005	2005

Beginning balance	$611	$597	$596	$634	$628
Charge-offs
Commercial	(39)	(30)	(16)	(8)	(16)
Commercial real estate	(2)			(1)
Equipment lease financing (a)				(29)
Consumer	(13)	(12)	(12)	(12)	(12)
Residential mortgage	(2)			(1)

Total charge-offs (a)	(56)	(42)	(28)	(51)	(28)
Recoveries
Commercial	6	4	6	6	8
Commercial real estate					1
Equipment lease financing		4
Consumer	3	4	4	4	4

Total recoveries	9	12	10	10	13
Net recoveries (charge-offs)
Commercial	(33)	(26)	(10)	(2)	(8)
Commercial real estate	(2)			(1)	1
Equipment lease financing (a)		4		(29)
Consumer	(10)	(8)	(8)	(8)	(8)
Residential mortgage	(2)			(1)

Total net charge-offs (a)	(47)	(30)	(18)	(41)	(15)
Provision for credit losses	16	44	22	24	16
Net change in allowance for unfunded loan
commitments and letters of credit	(14)		(3)	(21)	5

Ending balance	$566	$611	$597	$596	$634

Supplemental Information
Commercial lending net charge-offs (a) (b)	$(35)	$(22)	$(10)	$(32)	$(7)
Consumer lending net charge-offs (c)	(12)	(8)	(8)	(9)	(8)

Total net charge-offs (a)	$(47)	$(30)	$(18)	$(41)	$(15)
Net charge-offs to average loans
Commercial lending	.52%	.34%	.16%	.51%	.11%
Consumer lending	.20	.14	.14	.15	.14

(a) Fourth quarter 2005 amounts reflect the impact of a charge-off related to a single leasing customer during that period.
(b) Includes commercial, commercial real estate and equipment lease financing.
(c) Includes consumer and residential mortgage.

Change in Allowance for Unfunded Loan Commitments and Letters of Credit
	September 30	June 30	March 31	December 31	September 30
Three months ended - in millions	2006	2006	2006	2005	2005

Beginning balance	$103	$103	$100	$79	$84
Net change in allowance for unfunded
loan commitments and letters of credit	14		3	21	(5)

Ending balance	$117	$103	$103	$100	$79

Net Unfunded Commitments	September 30	June 30	March 31	December 31	September 30
In millions	2006	2006	2006	2005	2005

Net unfunded commitments (d)	$43,804	$40,904	$40,806	$40,178	$35,261

(d)	Balances subsequent to October 17, 2005 reflect the deconsolidation of Market Street from our Consolidated Balance Sheet as of that date. Amounts related to Market Street are now considered third party net unfunded commitments.

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 16

Details of Nonperforming Assets (Unaudited)

Nonperforming Assets by Type
	September 30	June 30	March 31	December 31	September 30
Period ended - in millions	2006	2006	2006	2005	2005

Nonaccrual loans
Commercial	$112	$151	$127	$134	$86
Commercial real estate	14	12	13	14	11
Equipment lease financing	14	16	16	17	3
Consumer	14	14	11	10	11
Residential mortgage	13	14	15	15	16

Total nonaccrual loans	167	207	182	190	127
Troubled debt restructured loan		1

Total nonperforming loans	167	208	182	190	127
Nonperforming loans held for sale (a)			1	1	1
Foreclosed and other assets
Equipment lease financing	12	12	13	13	13
Residential mortgage	9	8	8	9	11
Other	3	3	3	3	4

Total foreclosed and other assets	24	23	24	25	28

Total nonperforming assets (b)	$191	$231	$207	$216	$156

Nonperforming loans to total loans	.34%	.41%	.37%	.39%	.25%
Nonperforming assets to total loans, loans held
for sale and foreclosed assets	.36	.44	.40	.42	.29
Nonperforming assets to total assets	.19	.24	.22	.23	.17

(a) Amounts represent troubled debt restructured
loans held for sale.

(b) Excludes equity management assets carried at
estimated fair value (amounts include troubled debt
restructured assets of $4 million, $7 million, $7
million, $7 million and $16 million, respectively).	$12	$18	$21	$25	$27

Change in Nonperforming Assets
	Nine months
In millions	ended

January 1, 2006	$216
Transferred from accrual	182
Returned to performing	(15)
Principal activity including payoffs	(93)
Asset sales	(14)
Charge-offs and valuation adjustments	(85)

September 30, 2006	$191

THE PNC FINANCIAL SERVICES GROUP, INC.					Page 17

Details of Nonperforming Assets	(Unaudited) (Continued)

Nonperforming Assets by Business
	September 30	June 30	March 31	December 31	September 30
Period ended - in millions	2006	2006	2006	2005	2005

Retail Banking
Nonperforming loans	$85	$95	$84	$81	$78
Foreclosed and other assets	10	9	9	9	9

Total	$95	$104	$93	$90	$87

Corporate & Institutional Banking
Nonperforming loans	$81	$112	$97	$108	$48
Nonperforming loans held for sale			1	1	1
Foreclosed and other assets	13	13	14	15	18

Total	$94	$125	$112	$124	$67

Other (a)
Nonperforming loans	$1	$1	$1	$1	$1
Foreclosed and other assets	1	1	1	1	1

Total	$2	$2	$2	$2	$2

Consolidated Totals
Nonperforming loans	$167	$208	$182	$190	$127
Nonperforming loans held for sale			1	1	1
Foreclosed and other assets	24	23	24	25	28

Total	$191	$231	$207	$216	$156

Largest Nonperforming Assets at September 30, 2006 - in millions (b)

Ranking	Outstandings	Industry

1	$19	Food Mfg.
2	14	Air Transportation
3	12	Computer and Electronic Mfg.
4	12	Air Transportation
5	12	Fabricated Metal Product Mfg.
6	6	Real Estate
7	4	Construction of Buildings
8	4	Transportation Equipment Mfg.
9	4	Private Households
10	3	Truck Transportation

Total	$90

As a percent of nonperforming assets
	47%

(a)	Represents residential mortgages related to PNC's asset and liability management function.

(b)	Amounts shown are not net of related allowance for loan and lease losses, if applicable.

Glossary of Terms

Accounting/administration net fund assets - Net domestic and foreign fund investment assets for which we provide accounting and administration services. We do not include these assets on our Consolidated Balance Sheet.

Adjusted average total assets - Primarily comprised of total average quarterly (or annual) assets plus (less) unrealized losses (gains) on available-for-sale debt securities, less goodwill and certain other intangible assets.

Annualized - Adjusted to reflect a full year of activity.

Assets under management - Assets over which we have sole or shared investment authority for our customers/clients. We do not include these assets on our Consolidated Balance Sheet.

Basis point - One hundredth of a percentage point.

Charge-off - Process of removing a loan or portion of a loan from our balance sheet because it is considered uncollectible. We also record a charge-off when a loan is transferred to held for sale and the loan’s market value is less than its carrying amount.

Common shareholders’ equity to total assets - Common shareholders' equity divided by total assets. Common shareholders' equity equals total shareholders' equity less the liquidation value of preferred stock.

Custody assets - Investment assets held on behalf of clients under safekeeping arrangements. We do not include these assets on our Consolidated Balance Sheet. Investment assets held in custody at other institutions on our behalf are included in the appropriate asset categories on the Consolidated Balance Sheet as if physically held by us.

Derivatives - Financial contracts whose value is derived from publicly traded securities, interest rates, currency exchange rates or market indices. Derivatives cover a wide assortment of financial contracts, including forward contracts, futures, options and swaps.

Duration of equity - An estimate of the rate sensitivity of our economic value of equity. A negative duration of equity is associated with asset sensitivity (i.e., positioned for rising interest rates), while a positive value implies liability sensitivity (i.e., vulnerable to rising rates). For example, if the duration of equity is +1.5 years, the economic value of equity declines by 1.5% for each 100 basis point increase in interest rates.

Earning assets - Assets that generate income, which include: federal funds sold; resale agreements; other short-term investments, including trading securities; loans held for sale; loans, net of unearned income; securities; and certain other assets.

Economic capital - Represents the amount of resources that our business segments should hold to guard against potentially large losses that could cause insolvency. It is based on a measurement of economic risk, as opposed to risk as defined by regulatory bodies. The economic capital measurement process involves converting a risk distribution to the capital that is required to support the risk, consistent with our target credit rating. As such, economic risk serves as a “common currency” of risk that allows us to compare different risks on a similar basis.

Economic value of equity ("EVE") - The present value of the expected cash flows of our existing assets less the present value of the expected cash flows of our existing liabilities, plus the present value of the net cash flows of our existing off-balance sheet positions.

Effective duration - A measurement, expressed in years, that, when multiplied by a change in interest rates, would approximate the percentage change in value of on- and off- balance sheet positions.

Efficiency - Noninterest expense divided by the sum of net interest income and noninterest income.

Funds transfer pricing - A management accounting methodology designed to recognize the net interest income effects of sources and uses of funds provided by the assets and liabilities of our business segments. We assign these balances LIBOR-based funding rates at origination that represent the interest cost for us to raise/invest funds with similar maturity and repricing structures.

Futures and forward contracts - Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument.

GAAP - Accounting principles generally accepted in the United States of America.

Leverage ratio - Tier 1 risk-based capital divided by adjusted average total assets.

Net interest margin - Annualized taxable-equivalent net interest income divided by average earning assets.

Nondiscretionary assets under administration - Assets we hold for our customers/clients in a non-discretionary, custodial capacity. We do not include these assets on our Consolidated Balance Sheet.

Noninterest income to total revenue - Noninterest income divided by the sum of net interest income and noninterest income.

Nonperforming assets - Nonperforming assets include nonaccrual loans, troubled debt restructured loans, nonaccrual loans held for sale, foreclosed assets and other assets. We do not accrue interest income on assets classified as nonperforming.

Nonperforming loans - Nonperforming loans include loans to commercial, commercial real estate, equipment lease financing, consumer, and residential mortgage customers as well as troubled debt restructured loans. Nonperforming loans do not include nonaccrual loans held for sale or foreclosed and other assets. We do not accrue interest income on loans classified as nonperforming.

Operating leverage - The period to period percentage change in total revenue less the percentage change in noninterest expense. A positive percentage indicates that revenue growth exceeded expense growth (i.e., positive operating leverage) while a negative percentage implies expense growth exceeded revenue growth (i.e., negative operating leverage).

Recovery - Cash proceeds received on a loan that we had previously charged off. We credit the amount received to the allowance for loan and lease losses.

Return on average capital - Annualized net income divided by average capital.

Return on average assets - Annualized net income divided by average assets.

Return on average common equity - Annualized net income divided by average common shareholders’ equity.

Risk-weighted assets - Primarily computed by the assignment of specific risk-weights (as defined by The Board of Governors of the Federal Reserve System) to assets and off-balance sheet instruments.

Securitization - The process of legally transforming financial assets into securities.

Tangible common equity ratio - Period-end common shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights) divided by period-end assets less goodwill and other intangible assets (excluding mortgage servicing rights).

Taxable-equivalent interest - The interest income earned on certain assets is completely or partially exempt from federal income tax. As such, these tax-exempt instruments typically yield lower returns than a taxable investment. To provide more meaningful comparisons of yields and margins for all interest-earning assets, we also provide revenue on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income on other taxable investments. This adjustment is not permitted under GAAP on the Consolidated Income Statement.

Tier 1 risk-based capital - Tier 1 risk-based capital equals: total shareholders' equity, plus trust preferred capital securities, plus certain minority interests that are held by others; less goodwill and certain other intangible assets, less equity investments in nonfinancial companies and less net unrealized holding losses on available-for-sale equity securities. Net unrealized holding gains on available-for-sale equity securities, net unrealized holding gains (losses) on available-for-sale debt securities and net unrealized holding gains (losses) on cash flow hedge derivatives are excluded from total shareholders’ equity for tier 1 risk-based capital purposes.

Tier 1 risk-based capital ratio - Tier 1 risk-based capital divided by period-end risk-weighted assets.

Total fund assets serviced - Total domestic and offshore fund investment assets for which we provide related processing services. We do not include these assets on our Consolidated Balance Sheet.

Total return swap - A non-traditional swap where one party agrees to pay the other the “total return” of a defined underlying asset (e.g., a loan), usually in return for receiving a stream of LIBOR-based cash flows. The total returns of the asset, including interest and any default shortfall, are passed through to the counterparty. The counterparty is therefore assuming the credit and economic risk of the underlying asset.

Total risk-based capital - Tier 1 risk-based capital plus qualifying senior and subordinated debt, other minority interest not qualified as tier 1, and the allowance for loan and lease losses, subject to certain limitations.

Total risk-based capital ratio - Total risk-based capital divided by period-end risk-weighted assets.

Transaction deposits - The sum of money market and interest-bearing demand deposits and demand and other noninterest-bearing deposits.

Yield curve - A graph showing the relationship between the yields on financial instruments or market indices of the same credit quality with different maturities. For example, a “normal” or “positive” yield curve exists when long-term bonds have higher yields than short-term bonds. A “flat” yield curve exists when yields are the same for short-term and long-term bonds. A “steep” yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds. An “inverted” or “negative” yield curve exists when short-term bonds have higher yields than long-term bonds.

Business Segment Descriptions

Retail Banking provides deposit, lending, brokerage, trust, investment management, and cash management services to approximately 2.5 million consumer and small business customers within our primary geographic area. Our customers are serviced through approximately 850 offices in our branch network, the call center located in Pittsburgh and the Internet – www.pncbank.com. The branch network is located primarily in Pennsylvania; New Jersey; the greater Washington, D.C. area, including Virginia and Maryland; Ohio; Kentucky and Delaware. Brokerage services are provided through PNC Investments, LLC, and J.J.B. Hilliard, W.L. Lyons, Inc. Retail Banking also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides nondiscretionary defined contribution plan services and investment options through its Vested Interest® product. These services are provided to individuals and corporations primarily within our primary geographic markets.

Corporate & Institutional Banking provides lending, treasury management, and capital markets products and services to mid-sized corporations, government entities, and selectively to large corporations. Lending products include secured and unsecured loans, letters of credit and equipment leases. Treasury management services include cash and investment management, receivables management, disbursement services, funds transfer services, information reporting, and global trade services. Capital markets products and services include foreign exchange, derivatives, loan syndications, mergers and acquisitions advisory and related services to middle-market companies, securities underwriting, and securities sales and trading. Corporate & Institutional Banking also provides commercial loan servicing, real estate advisory and technology solutions for the commercial real estate finance industry. Corporate & Institutional Banking provides products and services generally within our primary geographic markets, with certain products and services provided nationally.

BlackRock is one of the world’s largest publicly traded investment management firms. As of September 30, 2006, BlackRock’s assets under management, including assets under management acquired as a result of the BlackRock/MLIM transaction, were $1.1 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, BlackRock provides BlackRock Solutions® investment system, risk management, and financial advisory services to a growing number of institutional investors. The firm has a major presence in key global markets, including the United States, Europe, Asia, Australia and the Middle East. For additional information, please visit the firm’s website at www.blackrock.com. At September 30, 2006, PNC owned approximately 34% of BlackRock and will prospectively account for its investment in BlackRock under the equity method.

PFPC is a leading full service provider of processing, technology and business solutions for the global investment industry. Securities services include custody, securities lending, and accounting and administration for funds registered under the 1940 Act and alternative investments. Investor services include transfer agency, managed accounts, subaccounting, and distribution. PFPC serviced $2.0 trillion in total assets and 66 million shareholder accounts as of September 30, 2006 both domestically and internationally through its Ireland and Luxembourg operations.

Additional Information About The PNC/Mercantile Transaction

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation (“Mercantile Bankshares”) will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.

The PNC Financial Services Group, Inc.

Third Quarter 2006
Earnings Conference Call

October 31, 2006

Third Quarter 2006 Highlights

- Closing of BlackRock acquisition of Merrill Lynch Investment Managers provides capital for growth
- Earned record $1.5 billion or $5.01 per diluted share
- Adjusted earnings* of $380 million or $1.28 per diluted share
- Invested in our brand by introducing free ATMs, PNC credit card and simplified checking
- Balance sheet well positioned for interest rate environment
- One PNC initiative produced desired results and continuous improvement program offers new opportunities
- Announced agreement to acquire Mercantile Bankshares Corporation on October 9

* Adjustments exclude the $1.3 billion net addition to earnings from BlackRock transaction and $158 million of after-tax losses from balance sheet repositioning. See Appendix for GAAP reconciliation of adjustments to reported third quarter 2006 income statement.

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Income Statement

$ millions (except per share data)	Third Quarter Reported 2006	Third Quarter As Adjusted 2006 **	Second Quarter Reported 2006 **	Third Quarter Reported 2005 **
Net interest income *	$574	$574	$562	$566
Noninterest income	2,943	1,109	1,230	1,116
Total revenue *	3,517	1,683	1,792	1,682
Noninterest expense	1,178	1,106	1,149	1,159
Pretax, pre-provision income *	2,339	577	643	523
Provision	16	16	44	16
Income before minority interest and income taxes *	2,323	561	599	507
Minority interest	(5)	9	15	14
Income taxes *	844	172	203	159
Net income	$1,484	$380	$381	$334
EPS - diluted	$5.01	$1.28	$1.28	$1.14

* Presented on a taxable-equivalent basis. See Appendix for GAAP reconciliation of reported net interest income, total revenue and income taxes.

** See Appendix for GAAP reconciliation of adjustments to reported 3Q06 income statement. Adjustments are intended to highlight the impact of certain significant 3Q06 items, due to their aggregate magnitude. Similar types of adjustments were not made to 2Q06 and 3Q05, as any such adjustments would not have been similar in magnitude to the amount of the 3Q06 adjustments shown in the appendix.

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Balance Sheet Highlights - Third Quarter 2006

Average balances, $ billions	Third Quarter 2006	% Change vs. Second Quarter 2006	% Change vs. Third Quarter 2005
Loans	$50.3	1%	2%
Securities	$21.7	1%	6%
Total interest-earning assets	$78.7	2%	4%
Total assets	$95.3	2%	5%
Noninterest-bearing demand deposits	$14.5	4%	6%
Money market deposits	$20.6	8%	11%
Savings and retail CDs	$16.2	2%	10%
Total deposits	$64.6	3%	8%
Total borrowed funds	$14.7	(2)%	(14)%
At quarter-end			
Tangible common equity ratio	7.5%		
Loans to deposits	76%		
Deposits to total funds	66%		

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Non-GAAP to GAAP Reconcilement

Appendix

Net Interest Income, Total Revenue and Income Taxes

$ millions

	3Q06	2Q06	3Q05
Net interest income, GAAP basis	$567	$556	$559
Taxable-equivalent adjustment	7	6	7
Net interest income, taxable-equivalent basis	$574	$562	$566
Total revenue, GAAP basis	$3,510	$1,786	$1,675
Taxable-equivalent adjustment	7	6	7
Total revenue, taxable-equivalent basis	$3,517	$1,792	$1,682
Income taxes, GAAP basis	$837	$197	$152
Taxable-equivalent adjustment	7	6	7
Income taxes, taxable-equivalent basis	$844	$203	$159

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Non-GAAP to GAAP Reconcilement

Appendix

Income Statement

Third Quarter 2006 $ millions (except per share data)	Reported, GAAP Basis	Taxable-Equivalent Adjustment	Taxable-Equivalent Basis	Adjustments *	As Adjusted, TE Basis
Net interest income	$567	$7	$574	-	$574
Noninterest income	2,943	-	2,943	$(1,834)	1,109
Total revenue	3,510	7	3,517	(1,834)	1,683
Noninterest expense	1,178	-	1,178	(72)	1,106
Pretax, pre-provision income	2,332	7	2,339	(1,762)	577
Provision	16	-	16	-	16
Income before minority interest and income taxes	2,316	7	2,323	(1,762)	561
Minority interest	(5)	-	(5)	14	9
Income taxes	837	7	844	(672)	172
Net income	$1,484	-	$1,484	$(1,104)	$380
EPS - diluted	$5.01	-	$5.01	$(3.73)	$1.28

Adjustments: *	Pre-Tax	Minority Interest	Income Taxes	After-Tax	Diluted EPS Impact
Gain on BlackRock transaction	$(2,078)	-	$(785)	$(1,293)	$(4.36)
Securities portfolio rebalancing loss	196	-	69	127	.43
Mortgage loan portfolio repositioning loss	48	-	17	31	.10
Total included in noninterest income	(1,834)	-	(699)	(1,135)	(3.83)
BlackRock/MLIM transaction integration costs	(72)	$14	27	(31)	(.10)
Total included in noninterest expense	(72)	14	27	(31)	(.10)
Total Adjustments	$(1,762)	$14	$(672)	$(1,104)	$(3.73)

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ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.